Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Rogers Reports Third Quarter 2009 Financial and Operating Results

     <<
      Third Quarter Adjusted Operating Profit up 15% as Revenue Grows to
                                Over $3 Billion;

      Wireless Network and Cable Operations Revenue Both up by 7% Helping
      Drive Adjusted Operating Profit Growth of 22% and 8%, Respectively;

        Wireless Delivers Strong Subscriber Growth and Reduced Postpaid
          Churn While Wireless Data Revenue Growth Accelerates to 46%;

      Cable Drives Continued Margin Expansion and Healthy Growth in Cash
                       Flow on Slower Subscriber Growth;

     Advertising and The Shopping Channel Sales Declines at Media Begin to
      Moderate While Sportsnet Delivers Double-Digit Revenue and Adjusted
                            Operating Profit Growth;

         $592 Million of Cash Returned to Shareholders during Quarter with
                          Share Buybacks and Dividends
     >>

     TORONTO, Oct. 27 /CNW/ - Rogers Communications Inc. today announced its consolidated financial and operating results for the three and nine months ended September 30, 2009.

     Financial highlights are as follows:

     <<
     -------------------------------------------------------------------------
                                 Three months ended       Nine months ended
     (In millions of                September 30,            September 30,
      dollars, except        -------------------------------------------------
      per share amounts)       2009     2008   % Chg    2009     2008   % Chg
     -------------------------------------------------------------------------
     Operating revenue       $ 3,036  $ 2,982      2  $ 8,674  $ 8,394      3
     Operating profit(1)       1,152    1,085      6    3,267    3,176      3
     Net income                  485      495     (2)   1,168    1,140      2
     Basic and diluted net
      income per share       $  0.79  $  0.78      1  $  1.86  $  1.79      4

     As adjusted:(2)
       Operating
        profit(1)            $ 1,181  $ 1,025     15  $ 3,269  $ 3,092      6
       Net income                505      465      9    1,173    1,096      7
       Basic and diluted
        net income
        per share            $  0.82  $  0.73     12  $  1.87  $  1.72      9

     -------------------------------------------------------------------------

     (1) Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian generally accepted accounting principles ("GAAP"). See the section entitled "Reconciliation of Net
         Income to Operating Profit and Adjusted Operating Profit for the
         Period" for a reconciliation of operating profit and adjusted operating profit to operating income and net income under Canadian
         GAAP and the section entitled "Key Performance Indicators and Non-
         GAAP Measures".
     (2) For details on the determination of the 'as adjusted' amounts, which are non-GAAP measures, see the sections entitled "Supplementary
         Information" and "Key Performance Indicators and Non-GAAP Measures".
         The 'as adjusted' amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The 'as adjusted'
         amounts exclude (i) stock-based compensation (recovery) expense; (ii)
         integration and restructuring expenses; (iii) contract termination fee; (iv) adjustment for CRTC Part II fees decision; and (v) in respect of net income and net income per share, debt issuance costs and the related income tax impact of the above amounts.
     >>

     Highlights of the third quarter of 2009 include the following:

     <<
     -   Generated 7% revenue growth at both Wireless network and Cable
         Operations, offset partially by lower wireless equipment sales and advertising sales declines at Media, resulting in consolidated quarterly revenue growth of 2%. Wireless and Cable Operations adjusted operating profit increased by 22% and 8%, respectively, partially offset by the declines at Media, RBS and Retail.

     -   Wireless network revenue growth was fuelled by postpaid net subscriber additions of 167,000 and data revenue growth of 46%. Data revenue now comprises 23% of network revenue and was helped by the activation of more than 370,000 additional smartphone devices, predominantly iPhone, BlackBerry and Android devices, during the quarter of which approximately 45% were to subscribers new to
         Wireless. Subscribers with smartphones now represent approximately
         28% of the overall postpaid subscriber base, up from 15% from the same quarter last year, and generate significantly higher than average ARPU. The growth in subscribers and data revenues was partially offset by economic pressures on roaming, long-distance and other usage based revenue items.

     -   Wireless announced the commercial availability of Rogers' next generation high-speed HSPA+ network in Vancouver, Calgary, Toronto,
         Ottawa and Montreal, clocking in at maximum speeds of 21 Mbps. The majority of Canadians can now access the fastest wireless speeds in
         North America with Rogers' new 21 Mbps HSPA+ Rocket Mobile Internet
         Stick.

     -   Wireless announced it had entered into a shared 3.5G HSPA wireless network building agreement with MTS Allstream in the province of
         Manitoba to cost effectively increase Wireless' mobile coverage in the province. Wireless has also established a roaming agreement with
         MTS under which their HSPA customers can roam on Rogers' national network outside of Manitoba.

     -   Additions of digital cable, Internet, and home phone subscribers at
         Cable all improved sequentially from the previous quarter, but have slowed from the previous year reflecting the negative economic and employment trends in Ontario where 90% of Cable's market is concentrated. Increasing levels of product maturity have also contributed to slowing subscriber growth with Internet subscriber penetration at 70% of basic cable customers, digital penetration at
         71% of basic cable households, and residential voice-over-cable telephony penetration at 40% of basic cable subscribers.

     -   Cable enhanced its position in the small business market with the launch of innovative business-grade communications services designed specifically for the Canadian SME segment providing multi-line small businesses with access to a suite of leading-edge telephony solutions including line hunting and simultaneous ringing.

     -   Cable began the launch of its new 50Mbps DOCSIS 3 high-speed Internet service, the fastest residential Internet access service available in the market.

     -   Media announced it received 29 Gemini nominations for homegrown
         Canadian programming broadcast on its Citytv and Outdoor Life Network television properties.

     -   Announced a more streamlined organizational structure focused on creating a more consistent and enhanced customer experience with the further integration of our Cable and Wireless businesses to accelerate time to market, further drive innovation and continue to deliver sector leading growth by improving the Company's
         effectiveness and efficiency.

     -   Repurchased 13.9 million RCI Class B Non-Voting shares for
         $408 million during the quarter under our expanded $1.5 billion share buyback program and paid dividends on our common shares totalling
         $184 million.
     >>

     "Our third quarter results represent a healthy balance of growth, cost control and margin expansion, and double-digit increases in cash flow generation and cash returns to shareholders" said Nadir Mohamed, President and
Chief Executive Officer. "We also further solidified our network leadership positions with the launch of our innovative HSPA+ 21 Mbps wireless data and
50Mbps DOCSIS 3 high speed Internet services, both the fastest available in our markets."
     "Importantly, the results of the quarter reflect record high growth in our wireless data revenues which contributed significantly to the strong double-digit adjusted operating profit growth and margin expansion at Wireless and which reflects the success of the investments we've made over the past several quarters bringing smartphones to market," continued Mohamed.
     This management's discussion and analysis ("MD&A"), which is current as of October 26, 2009, should be read in conjunction with our Third Quarter 2009
Interim Unaudited Consolidated Financial Statements and Notes thereto, our
2008 Annual MD&A and our 2008 Annual Audited Consolidated Financial Statements
and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles
("GAAP") for interim financial statements and is expressed in Canadian dollars. Please refer to Note 25 of our 2008 Annual Audited Consolidated
Financial Statements for a summary of the differences between Canadian GAAP and United States ("U.S.") GAAP for the year ended December 31, 2008.
     In this MD&A, the terms "we", "us", "our", "Rogers" and "the Company"
refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

     <<
     -   "Wireless", which refers to our wireless communications operations, including Rogers Wireless Partnership ("RWP") and Fido Solutions Inc.
         ("Fido");

     -   "Cable", which refers to our wholly-owned cable television subsidiaries, including Rogers Cable Communications Inc. ("RCCI") and its subsidiary, Rogers Cable Partnership; and

     -   "Media", which refers to our wholly-owned subsidiary Rogers Media
         Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 54 radio stations, the Citytv television network, the
         Rogers Sportsnet television network, The Shopping Channel, the OMNI television stations, and Canadian specialty channels including The
         Biography Channel Canada, G4TechTV and Outdoor Life Network; Rogers
         Publishing, which publishes approximately 70 magazines and trade journals; and Rogers Sports Entertainment, which owns the Toronto
         Blue Jays Baseball Club ("Blue Jays") and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.
     >>

     "RCI" refers to the legal entity Rogers Communications Inc., excluding our subsidiaries.
     Substantially all of our operations are in Canada.
     Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear.

     SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

     <<
     -------------------------------------------------------------------------
                                 Three months ended       Nine months ended
     (In millions of                September 30,            September 30,
      dollars, except        -------------------------------------------------
      per share amounts)       2009     2008   % Chg    2009     2008   % Chg
     -------------------------------------------------------------------------

     Operating revenue
       Wireless              $ 1,760  $ 1,727      2  $ 4,920  $ 4,680      5
       Cable
         Cable Operations        773      724      7    2,279    2,137      7
         RBS                     126      131     (4)     379      394     (4)
         Rogers Retail            97      108    (10)     289      300     (4)
         Corporate items
          and eliminations        (7)      (2)   n/m      (18)      (7)   157
                             -------------------------------------------------
                                 989      961      3    2,929    2,824      4
       Media                     364      386     (6)   1,014    1,102     (8)
       Corporate items
        and eliminations         (77)     (92)   (16)    (189)    (212)   (11)
                             -------------------------------------------------
     Total                     3,036    2,982      2    8,674    8,394      3
                             -------------------------------------------------
                             -------------------------------------------------

     Adjusted operating
      profit (loss)(1)
       Wireless                  846      693     22    2,298    2,167      6
       Cable
         Cable Operations        325      302      8      962      873     10
         RBS                       8       12    (33)      30       45    (33)
         Rogers Retail            (4)       4    n/m       (7)       2    n/m
                             -------------------------------------------------
                                 329      318      3      985      920      7
         Media                    36       43    (16)      63       96    (34)
         Corporate items
          and eliminations       (30)     (29)     3      (77)     (91)   (15)
                             -------------------------------------------------
     Adjusted operating
      profit(1)                1,181    1,025     15    3,269    3,092      6
     Stock-based
      compensation
      recovery (expense)(2)       (6)      62    n/m       62      125    (50)
     Integration and
      restructuring
      expenses(3)                (11)      (2)   n/m      (52)     (10)   n/m
     Contract termination
      fee(4)                     (12)       -    n/m      (12)       -    n/m
     Adjustment for CRTC
      Part II fees
      decision(5)                  -        -    n/m        -      (31)   n/m
                             -------------------------------------------------
     Operating profit(1)       1,152    1,085      6    3,267    3,176      3
     Other income and
      expense, net(6)            667      590     13    2,099    2,036      3
                             -------------------------------------------------
     Net income              $   485  $   495     (2) $ 1,168  $ 1,140      2
                             -------------------------------------------------
                             -------------------------------------------------

     Basic and diluted
      net income per share   $  0.79  $  0.78      1  $  1.86  $  1.79      4

     As adjusted:(1)
       Net income            $   505  $   465      9  $ 1,173  $ 1,096      7
       Basic and diluted
        net income
        per share            $  0.82  $  0.73     12  $  1.87  $  1.72      9

     Additions to property,
      plant and equipment
      ("PP&E")(1)
       Wireless              $   221  $   205      8  $   599  $   619     (3)
       Cable
         Cable Operations        180      187     (4)     440      493    (11)
         RBS                      10       11     (9)      27       25      8
         Rogers Retail             3        5    (40)       9       12    (25)
                             -------------------------------------------------
                                 193      203     (5)     476      530    (10)
       Media                      11       11      -       41       49    (16)
       Corporate(7)               66       17    n/m      168       40    n/m
                             -------------------------------------------------
     Total                   $   491  $   436     13  $ 1,284  $ 1,238      4
     -------------------------------------------------------------------------

     (1) As defined. See the sections entitled "Supplementary Information" and
         "Key Performance Indicators and Non-GAAP Measures".
     (2) See the section entitled "Stock-based Compensation".
     (3) In the three and nine months ended September 30, 2009, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to improve our cost structure in light of the current economic conditions; ii) severances and restructuring expenses related to the outsourcing of certain information technology functions; iii) the integration of Futureway
         Communications Inc. ("Futureway") and Aurora Cable TV Limited
         ("Aurora Cable"); and iv) the closure of certain Rogers Retail stores. In the three and nine months ended September 30, 2008, costs incurred relate to i) the integration of Futureway and Call-Net
         Enterprises Inc. ("Call-Net"); ii) the restructuring of Rogers
         Business Solutions ("RBS"); and iii) the closure of certain Rogers
         Retail stores.
     (4) Relates to the termination of a Blue Jays player contract prior to the end of the contract term.
     (5) Relates to an adjustment in 2008 for CRTC Part II fees related to prior periods.
     (6) See the section entitled "Reconciliation of Net Income to Operating
         Profit and Adjusted Operating Profit for the Period".
     (7) The year-over-year increase in corporate additions to PP&E for the three and nine months ended September 30, 2009 primarily reflects approximately $41 million and $98 million, respectively, of spending on an enterprise-wide billing and business support system initiative.

     n/m: not meaningful.
     >>

     SEGMENT REVIEW

     <<
     WIRELESS
     --------
     >>

     Summarized Wireless Financial Results

     <<
     -------------------------------------------------------------------------
                                 Three months ended       Nine months ended
     (In millions of                September 30,            September 30,
      dollars, except        -------------------------------------------------
      margin)                  2009     2008   % Chg    2009     2008   % Chg
     -------------------------------------------------------------------------

     Operating revenue
       Postpaid              $ 1,562  $ 1,459      7  $ 4,424  $ 4,130      7
       Prepaid                    83       78      6      223      215      4
                             -------------------------------------------------
       Network revenue         1,645    1,537      7    4,647    4,345      7
       Equipment sales           115      190    (39)     273      335    (19)
                             -------------------------------------------------
     Total operating
      revenue                  1,760    1,727      2    4,920    4,680      5
                             -------------------------------------------------

     Operating expenses
      before the
      undernoted
       Cost of equipment
        sales                    272      378    (28)     751      679     11
       Sales and marketing
        expenses                 155      186    (17)     444      477     (7)
       Operating, general
        and administrative
        expenses                 487      470      4    1,427    1,357      5
                             -------------------------------------------------
                                 914    1,034    (12)   2,622    2,513      4
                             -------------------------------------------------
     Adjusted operating
      profit(1)                  846      693     22    2,298    2,167      6
     Stock-based
      compensation recovery
      (expense) (2)               (3)       7    n/m        5        9    (44)
     Integration and
      restructuring
      expenses(3)                 (5)       -    n/m      (14)       -    n/m
                             -------------------------------------------------
     Operating profit(1)     $   838  $   700     20  $ 2,289  $ 2,176      5
                             -------------------------------------------------
                             -------------------------------------------------

     Adjusted operating
      profit margin as % of
      network revenue(1)       51.4%    45.1%           49.5%    49.9%

     Additions to PP&E(1)    $   221  $   205      8  $   599  $   619     (3)

     -------------------------------------------------------------------------

     (1) As defined. See the sections entitled "Key Performance Indicators and
         Non-GAAP Measures" and "Supplementary Information".
     (2) See the section entitled "Stock-based Compensation".
     (3) Costs incurred relate to combining the Cable and Wireless businesses into a communications organization and to severances and
         restructuring expenses related to the outsourcing of certain information technology functions.
     >>

     Summarized Wireless Subscriber Results

     <<
     -------------------------------------------------------------------------
     (Subscriber
      statistics in              Three months ended       Nine months ended
      thousands, except             September 30,            September 30,
      ARPU, churn            -------------------------------------------------
      and usage)               2009     2008     Chg    2009     2008     Chg
     -------------------------------------------------------------------------

     Postpaid
       Gross additions           381      396    (15)   1,043      972     71
       Net additions             167      191    (24)     419      379     40
       Total postpaid
        retail subscribers     6,869    6,293    576    6,869    6,293    576
       Average monthly
        revenue per user
        ("ARPU")(1)          $ 76.79  $ 78.60 $(1.81) $ 74.08  $ 75.60 $(1.52)
       Average monthly
        usage (minutes)          580      583     (3)     585      586     (1)
       Monthly churn           1.06%    1.11% (0.05%)   1.05%    1.09% (0.04%)

     Prepaid
       Gross additions           171      177     (6)     436      459    (23)
       Net additions              43       48     (5)       5       26    (21)
       Total prepaid
        retail subscribers     1,496    1,451     45    1,496    1,451     45
       ARPU(1)               $ 18.80  $ 18.23   0.56  $ 16.84  $ 16.91 $(0.06)
       Monthly churn           2.93%    3.04% (0.11%)   3.27%    3.41% (0.14%)

     Total Postpaid
      and Prepaid
       Gross additions           552      573    (21)   1,479    1,431     48
       Net additions             210      239    (29)     424      405     19
       Total postpaid and
        prepaid retail
        subscribers            8,365    7,744    621    8,365    7,744    621
       Monthly churn           1.39%    1.47% (0.08%)   1.45%    1.53% (0.08%)

     Blended ARPU(1)         $ 66.45  $ 67.30 $(0.85) $ 63.70  $ 64.52 $(0.82)

     -------------------------------------------------------------------------

     (1) As defined. See the section entitled "Key Performance Indicators and
         Non-GAAP Measures". As calculated in the "Supplementary Information"
         section.
     >>

     Wireless Subscribers and Network Revenue

     While subscriber additions have increased on a year-to-date basis, the modest year-over-year decrease in subscriber additions for the third quarter primarily reflects the unusually high number of additions during the third quarter of 2008 due to the much anticipated Canadian iPhone launch during that period.
     The increase in network revenue for the three and nine months ended
September 30, 2009, compared to the corresponding periods of 2008, was driven predominantly by the continued growth of Wireless' postpaid subscriber base and the year-over-year growth of wireless data. Year-over-year, blended ARPU declined by 1.3%, which reflects the impact of declines in roaming and out-of-plan usage revenues as customers curtail travel and adjust their wireless usage during the economic recession. These reductions in roaming and out-of-plan usage caused a decline in the voice component of postpaid ARPU compared to the corresponding periods of 2008, which was to a large degree offset by the significant growth in wireless data.
     For the three and nine months ended September 30, 2009, wireless data revenue increased by approximately 46% and 42%, respectively, over the corresponding periods of 2008, to $372 million and $982 million, respectively.
The approximately $59 million increase in wireless data revenues from the second to the third quarter of 2009 represents by far the largest sequential increase previously recorded. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphone and wireless laptop devices which are driving the use of text messaging and e-mail, wireless
Internet access, and other wireless data services. The increase in wireless data usage was partially offset by the impact of certain data services price reductions made during the second and third quarters of 2008. For the three and nine months ended September 30, 2009, data revenue represented approximately 23% and 21% of total network revenue, respectively, compared to
17% and 16% in the corresponding periods of 2008.
     Wireless' success in the continued year-over-year reduction of postpaid churn reflects targeted customer retention activities and continued
enhancements in network coverage and quality.
     Wireless activated more than 370,000 smartphone devices, predominately
iPhone 3G, BlackBerry and Android devices, during the three months ended
September 30, 2009. Subscribers with smartphones now represent approximately
28% of the overall postpaid subscriber base as at September 30, 2009, compared to 15% in the corresponding period of 2008. These subscribers have committed to new multi-year-term contracts, and in a majority of cases, attached both voice and monthly data packages which generate considerably above average
ARPU.

     Wireless Equipment Sales

     The year-over-year decrease in revenue from equipment sales, including activation fees and net of equipment subsidies, for the three months ended
September 30, 2009, versus the corresponding period of 2008 reflects the large number of iPhones activated during that product's launch in the third quarter of 2008. While quarterly sales of iPhones to new subscribers remained relatively consistent year-over-year, the activation of existing customers upgrading to the iPhone declined significantly from the previous year, when the iPhone was initially introduced, and drove most of the decrease in equipment sales.

     Wireless Operating Expenses

     <<
     -------------------------------------------------------------------------
                                 Three months ended       Nine months ended
                                     September 30,           September 30,
     (In millions            -------------------------------------------------
      of dollars)              2009     2008   % Chg    2009     2008   % Chg
     -------------------------------------------------------------------------

     Operating expenses
       Cost of equipment
        sales                $   272  $   378    (28) $   751  $   679     11
       Sales and marketing
        expenses                 155      186    (17)     444      477     (7)
       Operating, general
        and administrative
        expenses                 487      470      4    1,427    1,357      5
                             -------------------------------------------------
     Operating expenses
      before the undernoted      914    1,034    (12)   2,622    2,513      4
     Stock-based
      compensation expense
      (recovery)(1)                3       (7)   n/m       (5)      (9)   (44)
     Integration and
      restructuring
      expenses(2)                  5        -    n/m       14        -    n/m
                             -------------------------------------------------
     Total operating
      expenses               $   922  $ 1,027    (10) $ 2,631  $ 2,504      5
     -------------------------------------------------------------------------

     (1) See the section entitled "Stock-based Compensation".
     (2) Costs incurred relate to combining the Cable and Wireless businesses into a communications organization and to severances and
         restructuring expenses related to the outsourcing of certain information technology functions.
     >>

     The decrease in equipment sales and cost of equipment sales for the three months ended September 30, 2009, compared to the corresponding period of 2008, was primarily the result of the lower volume of upgrades by existing subscribers to iPhones at higher than average subsidies.
     Operating, general and administrative expenses, for the third quarter, excluding retention spending discussed below, were relatively unchanged from the prior year. Increases in information technology and customer care as a result of the complexity of supporting more sophisticated devices and services were predominately offset by savings related to operating and scale efficiencies across various functions.
     Total retention spending, including subsidies on handset upgrades, was
$148 million and $435 million in the three and nine months ended September 30,
2009, respectively, compared to $170 million and $359 million in the corresponding periods of 2008. The retention spending for the three months ended September 30, 2009 decreased compared to the corresponding period of
2008 as a result of the iPhone launch in the third quarter of 2008 which resulted in a higher than normal rate of upgrade activity by existing subscribers for that quarter as discussed above, while heavier retention activity in the first two quarters of 2009 has driven the increase on a year-to-date basis.

     Wireless Adjusted Operating Profit

     The 22% year-over-year increase in adjusted operating profit and adjusted operating profit margin of 51.4% on network revenue (which excludes equipment sales revenue) for the three months ended September 30, 2009 primarily reflects the increase in network revenue and the decrease in cost of equipment sales discussed above. The adjusted operating profit margin on network revenue
(which excludes equipment sales revenue) decreased slightly to 49.5% for the nine months ended September 30, 2009 compared to the 49.9% in the corresponding period of 2008, primarily as a result of our investment in a significant number of high ARPU, but high subsidy, smartphone activations.

     Wireless Additions to Property, Plant and Equipment ("PP&E")

     Wireless additions to PP&E are classified into the following categories:

     <<
     -------------------------------------------------------------------------
                                 Three months ended       Nine months ended
                                     September 30,           September 30,
     (In millions            -------------------------------------------------
      of dollars)              2009     2008   % Chg    2009     2008   % Chg
     -------------------------------------------------------------------------

     Additions to PP&E
       High-Speed Packet
        Access ("HSPA")      $    79  $    57     39  $  244  $    239      2
       Network - capacity         80       53     51     157       146      8
       Network - other            31       65    (52)    116       154    (25)
       Information and
        technology and
        other                     31       30      3      82        80      3
                             -------------------------------------------------
     Total additions to
      PP&E                   $   221  $   205      8  $  599  $    619     (3)
     -------------------------------------------------------------------------
     >>

     Additions to Wireless PP&E reflect spending on network capacity, such as radio channel additions and network enhancing features. Additions to PP&E associated with the deployment of our HSPA network were mainly for the continued roll-out to various markets across Canada along with upgrades to the network to enable higher throughput speeds. Other network-related PP&E additions included national site build activities, test and monitoring equipment, network sectorization work, operating support system activities, investments in network reliability and renewal initiatives, infrastructure upgrades, and new product platforms. Information technology and other wireless specific system initiatives included billing and back-office system upgrades, and other facilities and equipment spending.
     HSPA spending for the three months ended September 30, 2009 increased over the same period prior year due to the introduction of 21 Mbps speeds in major urban centres. Capacity spending increased over the same period in the prior year due to the acquisition of IP transmission interfaces and augmentation to the radio access network to meet demand for migrations from
GSM to HSPA due to a faster adoption of 3G devices. Offsetting these increases from the corresponding period of the prior year was lower spending on enhancements to services and capabilities included in other network additions.

     Other Wireless Developments

     In May 2009, we reached an agreement with Look Communications Inc.
("Look") (through our joint venture with Bell Canada, Inukshuk Wireless
Partnership ("Inukshuk")), for the purchase of Look's spectrum and broadcast licence. Under the agreement, Inukshuk paid $80 million for Look's 92 MHz of spectrum in the provinces of Ontario and Quebec. In the three months ended
September 30, 2009, Industry Canada granted Inukshuk an approval for the conversion of Look's MMDS spectrum licence to a Broadband Radio Service
("BRS") spectrum licence. Pursuant to government policy, one-third of the spectrum was returned to Industry Canada. The Look purchase was completed in
September 2009.

     <<
     CABLE
     -----
     >>

     Summarized Cable Financial Results

     <<
     -------------------------------------------------------------------------
                                 Three months ended       Nine months ended
     (In millions of                September 30,            September 30,
      dollars, except        -------------------------------------------------
      margin)                  2009    2008(1) % Chg    2009    2008(1) % Chg
     -------------------------------------------------------------------------

     Operating revenue
       Cable Operations(2)   $   773  $   724      7  $ 2,279  $ 2,137      7
       RBS                       126      131     (4)     379      394     (4)
       Rogers Retail              97      108    (10)     289      300     (4)
       Intercompany
        eliminations              (7)      (2)   n/m      (18)      (7)   157
                             -------------------------------------------------
     Total operating
      revenue                    989      961      3    2,929    2,824      4
                             -------------------------------------------------

     Adjusted operating
      profit (loss)
      before the
      undernoted
       Cable Operations(2)       325      302      8      962      873     10
       RBS                         8       12    (33)      30       45    (33)
       Rogers Retail              (4)       4    n/m       (7)       2    n/m
                             -------------------------------------------------
     Adjusted operating
      profit(3)                  329      318      3      985      920      7
     Stock-based
      compensation
      recovery(4)                  -       17    n/m       21       39    (46)
     Integration and
      restructuring
      expenses(5)                 (6)      (2)   200      (17)     (10)    70
     Adjustment for CRTC
      Part II fees
      decision(6)                  -        -    n/m        -      (25)   n/m
                             -------------------------------------------------
     Operating profit(3)     $   323  $   333     (3) $   989  $   924      7
                             -------------------------------------------------
                             -------------------------------------------------

     Adjusted operating
      profit (loss)
      margin(3)
       Cable Operations(2)     42.0%    41.7%           42.2%    40.9%
       RBS                      6.3%     9.2%            7.9%    11.4%
       Rogers Retail           (4.1%)    3.7%           (2.4%)    0.7%

     Additions to PP&E(3)
       Cable Operations(2)   $   180  $   187     (4) $   440  $   493    (11)
       RBS                        10       11     (9)      27       25      8
       Rogers Retail               3        5    (40)       9       12    (25)
                             -------------------------------------------------
     Total additions to
      PP&E                   $   193  $   203     (5) $   476  $   530    (10)
     -------------------------------------------------------------------------

     (1) The operating results of Aurora Cable are included in Cable's results of operations from the date of acquisition on June 12, 2008.
     (2) Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
     (3) As defined. See the sections entitled "Key Performance Indicators and
         Non-GAAP Measures" and "Supplementary Information".
     (4) See the section entitled "Stock-based Compensation".
     (5) In the three and nine months ended September 30, 2009, costs incurred relate to i) severances and restructuring expenses related to combining the Cable and Wireless businesses into a communications organization and to the outsourcing of certain information technology functions; ii) the integration of Futureway and Aurora Cable; and
         iii) the closure of certain Rogers Retail stores. In the three and nine months ended September 30, 2008, costs incurred relate to i) the integration of Futureway and Call-Net; ii) the restructuring of RBS;
         and iii) the closure of certain Rogers Retail stores.
     (6) Relates to an adjustment in 2008 for CRTC Part II fees related to prior periods.
     >>

     The following segment discussions provide a detailed discussion of the
Cable operating results.

     CABLE OPERATIONS

     Summarized Financial Results

     <<
     -------------------------------------------------------------------------
                                 Three months ended       Nine months ended
     (In millions of                September 30,            September 30,
      dollars, except        -------------------------------------------------
      margin)                  2009     2008   % Chg    2009     2008   % Chg
     -------------------------------------------------------------------------

     Operating revenue
       Core Cable            $   447  $   419      7  $ 1,315  $ 1,239      6
       Internet                  198      176     13      579      513     13
       Rogers Home Phone         128      129     (1)     385      385      -
                             -------------------------------------------------
     Total Cable
      Operations
      operating
      revenue                    773      724      7    2,279    2,137      7
                             -------------------------------------------------

     Operating expenses
      before the
      undernoted
       Sales and marketing
        expenses                  63       62      2      182      190     (4)
       Operating, general
        and administrative
        expenses                 385      360      7    1,135    1,074      6
                             -------------------------------------------------
                                 448      422      6    1,317    1,264      4
                             -------------------------------------------------
     Adjusted operating
      profit(1)                  325      302      8      962      873     10
     Stock-based
      compensation
      recovery(2)                  1       16    (94)      20       37    (46)
     Integration and
      restructuring
      expenses(3)                 (4)      (1)   n/m      (11)      (2)   n/m
     Adjustment for CRTC
      Part II fees
      decision(4)                  -        -    n/m        -      (25)   n/m
                             -------------------------------------------------
     Operating profit(1)     $   322  $   317      2  $   971  $   883     10
                             -------------------------------------------------
                             -------------------------------------------------

     Adjusted operating
      profit margin(1)         42.0%    41.7%           42.2%    40.9%

     -------------------------------------------------------------------------

     (1) As defined. See the sections entitled "Key Performance Indicators and
         Non-GAAP Measures" and "Supplementary Information".
     (2) See the section entitled "Stock-based Compensation".
     (3) Costs incurred relate to i) severances and restructuring expenses related to combining the Cable and Wireless businesses into a communications organization and to the outsourcing of certain information technology functions; and ii) the integration of
         Futureway and Aurora Cable.
     (4) Relates to an adjustment in 2008 for CRTC Part II fees related to prior periods.
     >>

     Summarized Subscriber Results

     <<
     -------------------------------------------------------------------------
                                 Three months ended       Nine months ended
                                     September 30,           September 30,
     (Subscriber statistics  -------------------------------------------------
      in thousands)            2009    2008(1)   Chg    2009    2008(1)   Chg
     -------------------------------------------------------------------------

     Cable homes passed(2)     3,609    3,530     79    3,609    3,530     79

     Basic Cable
       Net additions
        (losses)(3)                -       18    (18)     (27)       5    (32)
       Total Basic Cable
        subscribers(4)         2,292    2,316    (24)   2,292    2,316    (24)

     Cable High-speed
      Internet
       Net additions(5)           19       33    (14)      26       86    (60)
       Total Internet
        subscribers
        (residential)(4)(5)    1,597    1,549     48    1,597    1,549     48

     Digital Cable
       Terminals, net
        additions                 56      110    (54)     161      267   (106)
       Total terminals
        in service(4)          2,444    2,146    298    2,444    2,146    298
       Households, net
        additions                 32       58    (26)      75      130    (55)
       Total
        households(2)(4)       1,625    1,489    136    1,625    1,489    136

     Cable telephony lines
       Net additions
        and migrations(6)         31       55    (24)      69      142    (73)
       Total Cable
        telephony lines(4)       909      800    109      909      800    109

     Cable Revenue
      Generating Units
      ("RGUs")(7)
       Net additions              82      164    (82)     143      363   (220)
       Total RGUs              6,423    6,154    269    6,423    6,154    269

     -------------------------------------------------------------------------

     Circuit-switched
      lines
       Net losses and
        migrations(6)            (22)     (44)    22      (72)     (80)     8
       Total circuit-
        switched lines           143      255   (112)     143      255   (112)

     -------------------------------------------------------------------------

     (1) Certain of the comparative figures have been reclassified to conform to the current year presentation.
     (2) Since September 30, 2008, a change in subscriber reporting resulted in a cumulative decrease to cable homes passed of approximately
         171,000.
     (3) During the three months ended September 30, 2008, a reclassification of certain subscribers had the impact of increasing basic cable net additions by approximately 16,000. In addition, basic cable net subscriber additions for the nine months ended September 30, 2008 reflect the impact of the conversion of a large municipal housing authority's cable TV arrangement with Rogers from a bulk to an individual tenant pay basis, which had the impact of reducing basic cable subscribers by approximately 5,000.
     (4) On June 12, 2008, we acquired approximately 16,000 basic cable subscribers, 11,000 high-speed Internet subscribers, 8,000 terminals in service, 6,000 digital households and 2,000 cable telephony subscriber lines, representing 35,000 RGUs, from Aurora Cable.
     (5) Cable high-speed Internet subscriber base excludes ADSL subscribers of 6,000 and 14,000 at September 30, 2009 and September 30, 2008,
         respectively. In addition, net additions excludes ADSL subscriber losses of 1,000 and 5,000 in the three and nine months ended
         September 30, 2009, respectively, and ADSL subscriber losses of 4,000 and 3,000 in the three and nine months ended September 30, 2008, respectively. The comparative figures have been restated to conform to the basis of presentation used in the current year. In addition, during the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed
         Internet subscribers from RBS' broadband data circuits to Cable
         Operations' high-speed Internet subscriber base. These subscribers are not included in net additions for the three and nine months ended
         September 30, 2008.
     (6) Includes approximately 4,000 and 15,000 migrations from circuit-
         switched to cable telephony for the three and nine months ended
         September 30, 2009, respectively, and includes approximately 23,000 and 39,000 migrations from circuit-switched to cable telephony for the three and nine months ended September 30, 2008, respectively.
     (7) Cable RGUs are comprised of basic cable subscribers, digital cable households, Cable high-speed Internet subscribers and residential cable telephony lines.
     >>

     In addition to increased levels of penetration for many of Cable's products and a level of increased competitive intensity, an economic recession in Ontario has driven a slowdown in new home construction and high rates of unemployment resulting in lower net additions of our cable products in the three and nine months ended September 30, 2009, compared to the corresponding periods of 2008. The impact of this recession has affected sales of Cable's products as customers move residences less and the growth in new home construction has slowed significantly, which historically are two of Cable's largest sources of new product sales. In response to these conditions, Cable has implemented strategic cost reduction and efficiency improvement initiatives to enable a sustained reduction of operating costs.

     Core Cable Revenue

     Within Cable Operations, the increase in Core Cable revenue for the three and nine months ended September 30, 2009, compared to the corresponding periods of 2008, reflects the continued increasing penetration of our digital cable product offerings. Additionally, the impact of certain price changes introduced during the previous twelve months to both our analog and digital cable services contributed to the growth in revenue.
     Rogers continues to lead the Canadian cable industry in digital penetration. The digital cable subscriber base grew by 9% from September 30,
2008 to September 30, 2009. Digital penetration now represents approximately
71% of basic cable households, compared to 64% in the corresponding period of
2008. Increased demand from subscribers for digital content, HDTV and personal video recorder ("PVR") equipment, combined with marketing campaigns which package cable television, high-speed Internet and Rogers Home Phone services, contributed to the growth in the digital subscriber base of 32,000 and 75,000 in the three and nine months ended September 30, 2009, respectively.

     Internet (Residential) Revenue

     The year-over-year increase in Internet revenues for the three and nine months ended September 30, 2009, primarily reflects the 3% increase in the
Internet subscriber base, combined with increased revenue resulting from
Internet services price increases made during the previous twelve months and incremental revenue from charges for additional usage for customers who exceed monthly gigabyte allowances associated with their respective plans.
     With the high-speed Internet base now at approximately 1.6 million subscribers, Internet penetration is approximately 44% of the homes passed by our cable networks and 70% of our basic cable customer base.
     In addition to the impact of the economic recession discussed above, the lower number of high-speed Internet net additions also reflects an increasing degree of product maturation as penetration of broadband slows.

     Rogers Home Phone Revenue

     The Rogers Home Phone revenue for the three and nine months ended
September 30, 2009, reflects the year-over-year growth in the cable telephony customer base comprised of cable telephony revenue growth of approximately 17%
for the quarter and 22% for the year-to-date, offset by the ongoing decline of the circuit-switched telephony and long-distance only customer bases. The lower net additions of cable telephony lines in the third quarter of 2009 versus the corresponding period of 2008 reflects the impact of the economic recession in Ontario and product maturation as Rogers' market share increases, combined with intensified win-back activities by incumbent telecom providers.
     Cable telephony lines in service grew 14% from September 30, 2008 to
September 30, 2009. At September 30, 2009, cable telephony lines represented
25% of the homes passed by our cable networks and 40% of basic cable subscribers.
     Cable continues to focus principally on growing its on-net cable telephony line base. As part of this on-net focus, Cable began to significantly de-emphasize circuit-switched sales early in 2008 and intensified its efforts to convert circuit-switched lines that are within the cable territory onto its cable telephony platform. Of the 31,000 net line additions to cable telephony during the third quarter of 2009, approximately
4,000 were migrations of lines from our circuit-switched platform to our cable telephony platform. Because of the strategic decision in early 2008 to de-emphasize sales of the circuit-switched telephony product outside of the cable footprint, Cable expects that circuit-switched net line losses will continue as that base of subscribers continues to contract over time.
     Excluding the impact of the shrinking circuit-switched telephony business, the year-over-year revenue growth for Rogers Home Phone and Cable
Operations for the third quarter ended September 30, 2009 would have been 17%
and 9%, respectively.

     Cable Operations Operating Expenses

     The increase in Cable Operation's operating expenses for the three and nine months ended September 30, 2009 compared to the corresponding periods of
2008 was primarily driven by the increases in the digital cable, Internet and
Rogers Home Phone subscriber bases, resulting in higher costs associated with programming and other content, network operations, credit and collection costs, and increases in information technology costs. Partially offsetting these increases was a reduction in certain other costs resulting from lower volumes of RGU net additions in the third quarter of 2009 and cost reduction and efficiency initiatives across various functions. Cable Operations continue to focus on implementing a program of permanent cost reduction and efficiency improvement initiatives to control the overall growth in operating expenses.

     Cable Operations Adjusted Operating Profit

     The year-over-year growth in adjusted operating profit was primarily the result of the revenue growth described above, combined with decreased activity levels and cost efficiencies. As a result, Cable Operations adjusted operating profit margins increased to 42.0% and 42.2% for the three and nine months ended September 30, 2009, respectively, compared to 41.7% and 40.9% in the corresponding periods of 2008.

     Other Cable Operations Developments

     As discussed below in the section entitled "CRTC Part II Fees", the CRTC is expected to amend its regulation relating to Part II fees. Once the settlement is finalized, Cable estimates these fees going forward will be approximately one third less than the current rate of approximately $21 million annually and will reverse accrued amounts for the 2007, 2008 and 2009 broadcast years totalling approximately $61 million in the fourth quarter of
2009, of which approximately 80% relates to prior years.

     ROGERS BUSINESS SOLUTIONS

     Summarized Financial Results

     <<
     -------------------------------------------------------------------------
                                 Three months ended       Nine months ended
     (In millions of                September 30,            September 30,
      dollars, except        -------------------------------------------------
      margin)                  2009     2008   % Chg    2009     2008   % Chg
     -------------------------------------------------------------------------

     RBS operating
      revenue                $   126  $   131     (4) $   379  $   394     (4)
                             -------------------------------------------------

     Operating expenses
      before the undernoted
       Sales and  marketing
        expenses                   7        6     17       19       19      -
       Operating, general
        and administrative
        expenses                 111      113     (2)     330      330      -
                             -------------------------------------------------
                                 118      119     (1)     349      349      -
                             -------------------------------------------------
     Adjusted operating
      profit(1)                    8       12    (33)      30       45    (33)
     Stock-based
      compensation recovery
      (expense)(2)                (1)        -   n/m        -        1    n/m
     Integration and
      restructuring
      expenses(3)                  -        (1)  n/m       (1)      (4)   (75)
                             -------------------------------------------------
     Operating profit(1)     $     7  $     11   (36) $    29  $    42    (31)
                             -------------------------------------------------
                             -------------------------------------------------

     Adjusted operating
      profit margin(1)          6.3%      9.2%           7.9%    11.4%

     -------------------------------------------------------------------------

     (1) As defined. See the sections entitled "Key Performance Indicators and
         Non-GAAP Measures" and "Supplementary Information".
     (2) See the section entitled "Stock-based Compensation".
     (3) In the three and nine months ended September 30, 2009, costs incurred relate to severances and restructuring expenses related to combining the Cable and Wireless businesses into a communications organization and to the outsourcing of certain information technology functions.
         In the three and nine months ended September 30, 2008, costs incurred relate to the integration of Call-Net and the restructuring of RBS.
     >>

     Summarized Subscriber Results

     <<
     -------------------------------------------------------------------------
                                 Three months ended       Nine months ended
                                     September 30,           September 30,
     (Subscriber statistics  -------------------------------------------------
      in thousands)            2009     2008     Chg    2009     2008     Chg
     -------------------------------------------------------------------------

     Local line
      equivalents(1)
       Total local line
        equivalents              180      207    (27)     180      207    (27)

     Broadband data
      circuits(2)(3)
       Total broadband
        data circuits             36       34      2       36       34      2
     -------------------------------------------------------------------------

     (1) Local line equivalents include individual voice lines plus Primary
         Rate Interfaces ("PRIs") at a factor of 23 voice lines each.
     (2) Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.
     (3) During the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed
         Internet subscribers from RBS' broadband data circuits to Cable
         Operations' high-speed Internet subscriber base. These subscribers are not included in net additions for 2008.
     >>

     RBS Revenue

     The decrease in RBS revenues reflects a decline in the higher margin legacy data service business, with a shift in focus to leveraging on-net revenue opportunities utilizing Cable's existing network facilities. As well,
RBS continues to focus on retaining its existing medium-enterprise customer base while growing the carrier business. For the three and nine months ended
September 30, 2009, RBS data and local revenues declined, which was partially offset by an increase in the less profitable long-distance revenue, compared to the corresponding periods of 2008.

     RBS Operating Expenses

     Operating, general and administrative expenses were relatively unchanged for the three and nine months ended September 30, 2009, compared to the corresponding periods of 2008. An increase in long-distance costs due to higher call volumes and country mix resulted in higher operating costs which were offset by lower data and local carriers charges.
     Sales and marketing expenses were relatively unchanged for the three and nine months ended September 30, 2009, compared to the corresponding periods of
2008, and reflects cost control initiatives and targeted marketing within the medium and large enterprise and carrier segments.

     RBS Adjusted Operating Profit

     Lower legacy data and local revenues and an increase in the lower margin long-distance revenue combined with legacy operating costs which have not declined in proportion to the lower revenue has resulted in a year-over-year decline in adjusted operating profit for the three and nine months ended
September 30, 2009 versus the corresponding periods of 2008.

     ROGERS RETAIL

     Summarized Financial Results

     <<
     -------------------------------------------------------------------------
                                 Three months ended       Nine months ended
     (In millions of                September 30,            September 30,
      dollars, except        -------------------------------------------------
      margin)                  2009     2008   % Chg    2009     2008   % Chg
     -------------------------------------------------------------------------

     Rogers Retail
      operating revenue      $    97  $   108    (10) $   289  $   300     (4)
                             -------------------------------------------------

     Operating expenses
      before the undernoted      101      104     (3)     296      298     (1)
                             -------------------------------------------------
     Adjusted operating
      (loss) profit(1)            (4)       4    n/m       (7)       2    n/m
     Stock-based
      compensation
      recovery(2)                  -        1    n/m        1        1      -
     Integration and
      restructuring
      expenses(3)                 (2)       -    n/m       (5)      (4)    25
                             -------------------------------------------------
     Operating (loss)
      profit(1)              $    (6) $     5    n/m  $   (11) $    (1)   n/m
                             -------------------------------------------------
                             -------------------------------------------------

     Adjusted operating
      (loss) profit
      margin(1)                (4.1%)    3.7%           (2.4%)    0.7%
     -------------------------------------------------------------------------

     (1) As defined. See the sections entitled "Key Performance Indicators and
         Non-GAAP Measures".
     (2) See the section entitled "Stock-based Compensation".
     (3) Costs incurred relate to severances resulting from combining the
         Cable and Wireless businesses into a communications organization and to the closure of certain Rogers Retail stores.
     >>

     Rogers Retail Revenue

     Rogers Retail revenue for the three months ended September 30, 2009, compared to the corresponding period of 2008 in which the iPhone was initially introduced, decreased as a result of a lower volume of iPhone upgrades by existing Wireless customers and the ongoing decline in video rentals and sales.

     Rogers Retail Adjusted Operating (Loss) Profit

     Adjusted operating (loss) profit at Rogers Retail decreased for the three and nine months ended September 30, 2009, compared to the corresponding periods of 2008, and reflects the trends noted above.

     CABLE ADDITIONS TO PP&E

     The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

     <<
     -   Customer premise equipment ("CPE"), which includes the equipment for digital set-top terminals, Internet modems and associated
         installation costs;
     -   Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
     -   Line extensions, which includes network costs to enter new service areas;
     -   Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network
         electronics; and
     -   Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.
     >>

     Summarized Cable PP&E Additions

     <<
     -------------------------------------------------------------------------
                                 Three months ended       Nine months ended
                                     September 30,           September 30,
     (In millions            -------------------------------------------------
      of dollars)              2009     2008   % Chg    2009     2008   % Chg
     -------------------------------------------------------------------------

     Additions to PP&E
       Customer premise
        equipment            $    67  $    72     (7) $   145  $   171    (15)
       Scalable
        infrastructure            64       58     10      168      168      -
       Line extensions            10       10      -       28       31    (10)
       Upgrades and rebuild        5        8    (38)      15       16     (6)
       Support capital            34       39    (13)      84      107    (21)
                             -------------------------------------------------
     Total Cable Operations      180      187     (4)     440      493    (11)
     RBS                          10       11     (9)      27       25      8
     Rogers Retail                 3        5    (40)       9       12    (25)
                             -------------------------------------------------
                             $   193  $   203     (5) $   476  $   530    (10)
     -------------------------------------------------------------------------
     >>

     Additions to Cable PP&E include continued investments in the cable network to continue to enhance customer experience through increased speed and performance of our Internet service and capacity enhancements to our digital network to allow for incremental HD and On-Demand services to be added.
     The decline in Cable Operations PP&E additions for the three and nine months ended September 30, 2009 compared to the corresponding period in 2008 resulted primarily from lower spending associated with lower levels of RGU additions and fewer new home formations during the period.
     The changes in RBS PP&E additions for the three and nine months ended
September 30, 2009, compared to the corresponding periods of 2008, primarily reflects the timing of expenditures on customer networks and support capital.
     Rogers Retail PP&E additions are attributable to improvements made to certain retail locations.

     <<
     MEDIA
     -----
     >>

     Summarized Media Financial Results

     <<
     -------------------------------------------------------------------------
                                 Three months ended       Nine months ended
     (In millions of                September 30,            September 30,
      dollars, except        -------------------------------------------------
      margin)                  2009 2008(1)(2) % Chg    2009 2008(1)(2) % Chg
     -------------------------------------------------------------------------

     Operating revenue       $   364  $   386     (6) $ 1,014  $ 1,102     (8)
                             -------------------------------------------------

     Operating expenses
      before the
      undernoted                 328      343     (4)     951    1,006     (5)
                             -------------------------------------------------
     Adjusted operating
      profit(3)                   36       43    (16)      63       96    (34)
     Stock-based
      compensation
      recovery (expense)(4)       (1)      11    n/m       13       22    (41)
     Integration and
      restructuring
      expenses(5)                  -        -    n/m      (21)       -    n/m
     Contract termination
      fee(6)                     (12)       -    n/m      (12)       -    n/m
     Adjustment for CRTC
      Part II fees
      decision(7)                  -        -    n/m        -       (6)   n/m
                             -------------------------------------------------
     Operating profit(3)     $    23  $    54    (57) $    43  $   112    (62)
                             -------------------------------------------------
                             -------------------------------------------------

     Adjusted operating
      profit margin(3)          9.9%    11.1%            6.2%     8.7%

     Additions to
      property, plant
      and equipment(3)       $    11  $    11      -  $    41  $    49    (16)
     -------------------------------------------------------------------------

     (1) The operating results of channel m are included in Media's results of operations from the date of acquisition on April 30, 2008.
     (2) The operating results of Outdoor Life Network are included in Media's results of operations from the date of acquisition on July 31, 2008.
     (3) As defined. See the section entitled "Key Performance Indicators and
         Non-GAAP Measures".
     (4) See the section entitled "Stock-based Compensation".
     (5) Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the current economic conditions.
     (6) Relates to the termination of a Blue Jays player contract prior to the end of the contract term.
     (7) Relates to an adjustment in 2008 for CRTC Part II fees related to prior periods.
     >>

     Media Revenue

     The decline in Media's revenues for the three and nine months ended
September 30, 2009, compared to the corresponding periods of 2008, primarily reflects revenue declines at Television, Radio and Publishing driven by ongoing industry wide weakness in the advertising market and at The Shopping
Channel driven by a challenging environment for consumer discretionary retail sales. These decreases were partially offset by an increase in subscriber revenue at Sportsnet. Starting in the third quarter, the rate of year-over-year decline in advertising sales began to moderate for the first time in several quarters.

     Media Operating Expenses

     The decrease in Media's operating expenses for the three and nine months ended September 30, 2009, compared to the corresponding periods of 2008, primarily reflects a focused cost reduction program across all of Media's divisions, lower variable costs associated with a decline in sales at The
Shopping Channel, and lower costs associated with printing and production at
Publishing. These decreases were partially offset by planned increased programming costs at Sportsnet and Television.

     Media Adjusted Operating Profit

     The decrease in Media's adjusted operating profit for the three and nine months ended September 30, 2009, compared to the corresponding periods of
2008, primarily reflects the revenue and expense changes discussed above, and overall is reflective of the challenging economic conditions and the resultant declines in advertising and retail sales activity.

     Media Additions to PP&E

     The majority of Media's PP&E additions in the three and nine months ended
September 30, 2009, reflect the continued construction of a new television production facility for the combined Ontario operations of Citytv and OMNI, with the overall decline from the nine months ended September 30, 2008, a result of cost containment initiatives.

     Other Media Developments

     As discussed below in the section entitled "CRTC Part II Fees", the CRTC is expected to amend its regulation relating to Part II fees. Once the settlement is finalized, Media estimates these fees going forward will be approximately one third less than the current rate of approximately $6 million annually and will reverse accrued amounts for the 2007, 2008, and 2009 broadcast years totalling approximately $19 million in the fourth quarter of
2009, of which approximately 80% relates to prior years.

     RECONCILIATION OF NET INCOME TO OPERATING PROFIT AND ADJUSTED OPERATING
     PROFIT FOR THE PERIOD

     The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian
GAAP to the non-GAAP measures operating profit and adjusted operating profit for the period. See the "Supplementary Information" section for a full reconciliation to adjusted operating profit, adjusted net income, and adjusted net income per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with the tables in the
Supplemental Information section entitled "Segmented Information".

     <<
     -------------------------------------------------------------------------
                                 Three months ended      Nine months ended
                                    September 30,           September 30,
                             -------------------------------------------------
     (In millions of dollars)  2009     2008   % Chg    2009     2008   % Chg
     -------------------------------------------------------------------------
     Net income              $   485  $   495     (2) $ 1,168  $ 1,140      2
     Income tax expense          129       14    n/m      414      337     23
     Other (income)
      expense, net                 1      (12)   n/m       (5)     (25)   (80)
     Change in the fair
      value of derivative
      instruments                 27      (20)   n/m       28      (21)   n/m
     Foreign exchange
      (gain) loss                (72)      16    n/m     (123)      22    n/m
     Debt issuance costs           -       16    n/m        5       16    (69)
     Interest on long-term
      debt                       166      147     13      474      418     13
                             -------------------------------------------------
     Operating income            736      656     12    1,961    1,887      4
     Depreciation and
      amortization               416      429     (3)   1,306    1,289      1
                             -------------------------------------------------
     Operating profit          1,152    1,085      6    3,267    3,176      3
     Stock-based compensation
      expense (recovery)           6      (62)   n/m      (62)    (125)   (50)
     Integration and
      restructuring expenses      11        2    n/m       52       10    n/m
     Adjustment for CRTC
      Part II fees decision        -        -    n/m        -       31    n/m
     Contract termination fee     12        -    n/m       12        -    n/m
                             -------------------------------------------------
     Adjusted operating
      profit                 $ 1,181  $ 1,025     15  $ 3,269  $ 3,092      6
     -------------------------------------------------------------------------
     >>

     Net Income and Net Income Per Share

     We recorded net income of $485 million and $1,168 million for the three and nine months ended September 30, 2009, respectively, or basic and diluted net income per share of $0.79 and $1.86, respectively, compared to net income of $495 million and $1,140 million, or basic and diluted net income per share of $0.78 and $1.79, in the corresponding periods in 2008.
     On an adjusted basis, we recorded net income of $505 million and $1,173 million for the three and nine months ended September 30, 2009, respectively, or basic and diluted adjusted net income per share of $0.82 and $1.87, respectively, compared to net income of $465 million and $1,096 million, or basic and diluted net income per share of $0.73 and $1.72, in the corresponding periods in 2008.

     Income Tax Expense

     The Company's effective income tax rates for the three and nine months ended September 30, 2009 were 21.0% and 26.2%, respectively. The effective income tax rates for the three and nine months ended September 30, 2009, differed from the 2009 statutory income tax rate of 32.1% primarily due to a decrease in the valuation allowance recorded in respect of realized and unrealized capital losses and other future tax assets. The effective income tax rates for the three and nine months ended September 30, 2008 were 2.8% and
22.8%, respectively.

     <<
     -------------------------------------------------------------------------
                                     Three months ended     Nine months ended
                                        September 30,          September 30,
                                   -------------------------------------------
     (In millions of dollars)           2009       2008       2009       2008
     -------------------------------------------------------------------------

     Statutory income tax rates        32.1%      32.7%      32.1%      32.7%
     -------------------------------------------------------------------------

     Income before income taxes     $    614   $    509   $  1,582   $  1,477

     Income tax expense at statutory
      income tax rate on income
      before income taxes           $    197   $    166   $    508   $    483
     Increase (decrease) in income
      taxes resulting from:
     Ontario income tax
      harmonization credit                 -        (65)         -        (65)
     Change in valuation allowance       (38)       (48)       (61)       (45)
     Effect of tax rate charges          (18)       (21)       (23)       (22)
     Other items                         (12)       (18)       (10)       (14)
                                   -------------------------------------------
     Income tax expense             $    129   $     14   $    414   $    337
     -------------------------------------------------------------------------
     Effective income tax rate         21.0%       2.8%      26.2%      22.8%
     -------------------------------------------------------------------------
     >>

     Change in Fair Value of Derivative Instruments

     The change in the fair value of derivative instruments in the three and nine months ended September 30, 2009 was primarily the result of the change in the fair value of the cross-currency interest rate exchange agreements
("Derivatives") hedging our US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes. This change in fair value was primarily caused by changes in the value of the Canadian dollar relative to that of the U.S. dollar. During the three months and nine months ended
September 30, 2009, the Canadian dollar strengthened by 9.0 cents and 15.2 cents, respectively, versus the U.S. dollar. We have recorded the fair value of our derivatives using an estimated credit-adjusted mark-to-market valuation. The impact of such valuation is illustrated in the section entitled
"Mark-to-Market Value of Derivatives". In addition, the change in the fair value of Derivatives in the three and nine months ended September 30, 2009, is partially offset by the change in the fair value of the prepayment option on our Senior Subordinated Notes due 2012.

     Foreign Exchange Gain (Loss)

     During the three months ended September 30, 2009, the Canadian dollar strengthened by 9.0 cents versus the U.S. dollar resulting in a foreign exchange gain of $72 million, primarily related to US$750 million of our U.S.
dollar-denominated long-term debt that is not hedged for accounting purposes, comprising the US$400 million of Subordinated Notes due 2012 which are not hedged and the US$350 million Senior Notes due 2038 for which the Derivatives have not been designated as hedges for accounting purposes. During the corresponding period of 2008, the Canadian dollar weakened by 4.1 cents versus the U.S. dollar and resulted in a foreign exchange loss of $16 million during the three months ended September 30, 2008.
     During the nine months ended September 30, 2009, the Canadian dollar strengthened by 15.2 cents versus the U.S. dollar resulting in a foreign exchange gain of $123 million, primarily related to US$750 million of U.S.
dollar-denominated long-term debt that is not hedged for accounting purposes.
During the corresponding period of 2008, the Canadian dollar weakened by 7.2 cents versus the U.S. dollar and resulted in a foreign exchange loss of $22 million during the nine months ended September 30, 2008.

     Debt Issuance Costs

     There were no debt issuance costs for the three months ended September
30, 2009. During the nine months ended September 30, 2009, we recorded debt issuance costs of $5 million for fees and expenses incurred in connection with the $1.0 billion of 5.80% Senior Notes offering that was closed on May 26,
2009. See the section entitled "Overview of Liquidity, Financing and Share
Capital Activities - Financing" for further details.

     Interest on Long-Term Debt

     The $19 million increase in interest expense for the three months ended
September 30, 2009, and the $56 million increase in interest expense for the nine months ended September 30, 2009, compared to the corresponding periods of
2008, are primarily due to the $0.4 billion net increase in long-term debt at
September 30, 2009 compared to September 30, 2008, including the impact of
Derivatives and the full period impact for the payment of an aggregate of $1.0 billion in the third quarter of 2008 for the acquisition of spectrum licences.
     The $0.4 billion net increase in our long-term debt at September 30,
2009, compared to September 30, 2008 was largely due to the payment of an aggregate $0.9 billion in the nine months ended September 30, 2009 for the purchase and cancellation of an aggregate of 30,340,800 Class B Non-Voting shares.

     Operating Income

     The increase in operating income in the three and nine months ended
September 30, 2009, compared to the corresponding periods of 2008, reflects the growth in revenue and the reduction of expenses discussed above. See the section entitled "Segment Review" for a detailed discussion of respective segment results.

     Depreciation and Amortization Expense

     The change in depreciation and amortization expense for the three months and nine months ended September 30, 2009, compared to the corresponding periods of 2008, primarily reflects changes in depreciation on PP&E.

     Stock-based Compensation

     A summary of stock-based compensation (recovery) expense is as follows:

     <<
                                   -------------------------------------------
                                   Stock-based Compensation Expense (Recovery)
                                       Included in Operating, General and
                                             Administrative Expenses
     -------------------------------------------------------------------------
                                     Three months ended     Nine months ended
                                        September 30,          September 30,
                                   -------------------------------------------
     (In millions of dollars)           2009       2008       2009       2008
     -------------------------------------------------------------------------

     Wireless                       $      3   $     (7)  $     (5)  $     (9)
     Cable                                 -        (17)       (21)       (39)
     Media                                 1        (11)       (13)       (22)
     Corporate                             2        (27)       (23)       (55)
                                   -------------------------------------------
                                    $      6   $    (62)  $    (62)  $   (125)
     -------------------------------------------------------------------------
     >>

     At September 30, 2009, we had a liability of $181 million, compared to a liability of $298 million at September 30, 2008, related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. In the three and nine months ended September 30, 2009, $8 million and $32 million, respectively, was paid to holders of stock options, restricted share units and deferred share units upon exercise using a cash settlement feature which we adopted for stock options in May 2007. In the three and nine months ended September 30, 2008, $5 million and $65 million, respectively, was paid to holders of stock options, restricted share units and deferred share units upon exercise using the cash settlement feature. The expense (recovery) in a given period is generally a function of the vesting of options and units and a true up to the liability associated with changes to the underlying stock price.

     Integration and Restructuring Expenses

     During the three and nine months ended September 30, 2009, we incurred
$11 million and $52 million, respectively, of restructuring expenses related to i) severances resulting from the restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to improve our cost structure in light of the current economic conditions
($5 million and $26 million, respectively); ii) severances and restructuring expenses related to the outsourcing of certain information technology functions ($6 million and $21 million, respectively); iii) the integration of previously acquired businesses and related restructuring ($nil and $2 million, respectively); and iv), the closure of certain retail stores ($nil and $3 million, respectively).
     As the Company continues to combine the Cable and Wireless businesses into a communications organization, further integration and restructuring expenses are expected in the fourth quarter of 2009.

     Contract Termination Fee

     During the three months ended September 30, 2009, the Blue Jays released a player from the remaining term of a contract, which resulted in a $12 million charge to operating profit.

     Adjusted Operating Profit

     As discussed above, the growth in Wireless and Cable's adjusted operating profit for the three and nine months ended September 30, 2009 compared to the three and nine months ended September 30, 2008, was offset by the decrease in
Media's adjusted operating profit as a result of the decline in advertising and consumer discretionary retail sales. For discussions of the results of operations of each of these segments, refer to the respective segment sections above.
     For the three months ended September 30, 2009, consolidated adjusted operating profit increased to $1,181 million, from $1,025 million in the corresponding period of the prior year. Consolidated adjusted operating profit for the three months ended September 30, 2009 and September 30, 2008, respectively, excludes: (i) stock-based compensation (recovery) expense of $6 million and $(62) million; (ii) integration and restructuring expenses of $11 million and $2 million; and (iii) contract termination fee of $12 million and
$nil.
     For the nine months ended September 30, 2009, consolidated adjusted operating profit increased to $3,269 million, from $3,092 million in the corresponding period of the prior year. Consolidated adjusted operating profit for the nine months ended September 30, 2009 and September 30, 2008, respectively, excludes: (i) stock-based compensation recovery of $62 million and $125 million; (ii) integration and restructuring expenses of $52 million and $10 million; (iii) contract termination fee of $12 million and $nil; and
(iv) an adjustment of CRTC Part II fees related to prior periods of $31 million in the nine months ended September 30, 2008.
     For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled "Supplementary Information" and
"Key Performance Indicators and Non-GAAP Measures".

     ADDITIONS TO PP&E

     For details on the additions of PP&E for the Wireless, Cable and Media segments, refer to the section entitled "Segment Review".

     Corporate Additions to PP&E

     The year-over-year increase in corporate additions to PP&E for the three and nine months ended September 30, 2009 primarily reflects approximately $41 million and $98 million, respectively, of spending on an enterprise-wide billing and business support system initiative.

     OVERVIEW OF LIQUIDITY, FINANCING AND SHARE CAPITAL ACTIVITIES

     Liquidity

     Three Months Ended September 30, 2009

     For the three months ended September 30, 2009, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, decreased to $857 million from $893 million in the corresponding period of 2008. The $36 million decrease is primarily the result of a $156 million increase in adjusted operating profit offset by a $61 million cash contribution to the Company's pension plans to fund annuity purchases, a $19 million increase in interest expense and a $111 million increase in current income tax expense (all of which has been recorded to accounts payable and accrued liabilities).
     Taking into account the changes in non-cash working capital items for the three months ended September 30, 2009, cash generated from operations was
$1,219 million, compared to $886 million in the corresponding period of 2008.
The cash generated from operations of $1,219 million, together with the receipt of $2 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options, resulted in total net funds of approximately $1,221 million generated or raised in the three months ended
September 30, 2009.
     Net funds used during the three months ended September 30, 2009 totalled approximately $1,122 million, the details of which include the following:

     <<
         -  additions to PP&E of $459 million, net of $32 million of related changes in non-cash working capital;

         -  the payment of quarterly dividends of $184 million on our Class A
            Voting and Class B Non-Voting shares;

         -  the purchase for cancellation of 13,860,800 Class B Non-Voting shares for an aggregate purchase price of $408 million;

         -  payments for program rights of $39 million;

         -  repayments of capital leases of $1 million; and

         -  acquisitions and other investments aggregating $31 million, including $25 million to acquire spectrum licences and $6 million of other investments.
     >>

     Taking into account the cash and cash equivalents of $69 million at the beginning of the period and the net fund inflows described above, the cash and cash equivalents at September 30, 2009 were $168 million.

     Nine Months Ended September 30, 2009

     For the nine months ended September 30, 2009, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, decreased to $2,657 million from $2,705 million in the corresponding period of 2008. The $48 million decrease is primarily the result of a $177 million increase in adjusted operating profit offset by a $61 million cash contribution to the
Company's pension plans to fund annuity purchases, a $56 million increase in interest expense and a $109 million increase in current income tax expense
(all of which has been recorded to accounts payable and accrued liabilities).
     Taking into account the changes in non-cash working capital items for the nine months ended September 30, 2009, cash generated from operations was
$2,783 million, compared to $2,454 million in the corresponding period of
2008. The cash generated from operations of $2,783 million, together with the receipt of $1.0 billion in gross proceeds from the issuance of public debt and
$2 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options, resulted in total net funds of approximately $3,785 million generated or raised in the nine months ended September 30, 2009.
     Net funds used during the nine months ended September 30, 2009 totalled approximately $3,598 million, the details of which include the following:

     <<
         -  additions to PP&E of $1,375 million, including $91 million of related changes in non-cash working capital;

         -  net repayments under our bank credit facility aggregating $585 million and capital leases aggregating $1 million;

         -  the payment of dividends of $527 million on our Class A Voting and
            Class B Non-Voting shares;

         -  the purchase for cancellation of 30,340,800 Class B Non-Voting shares for an aggregate purchase price of $917 million;

         -  payments for program rights of $131 million; and

         -  acquisitions and other investments aggregating $62 million, including $40 million to acquire spectrum licences, $11 million to acquire K-Rock and KIX Country, Kingston FM radio stations, and
            $11 million of other investments.
     >>

     Taking into account the cash deficiency of $19 million at the beginning of the period and the net fund inflows described above, the cash and cash equivalents at September 30, 2009 were $168 million.

     Financing

     Our long-term debt instruments are described in Note 14 to the 2008
Annual Audited Consolidated Financial Statements and Note 6 to the Unaudited
Interim Consolidated Financial Statements for the three and nine months ended
September 30, 2009.

     Three Months Ended September 30, 2009

     At September 30, 2009, there were no advances outstanding under our $2.4 billion bank credit facility and the full amount is available to be drawn. No advances or repayments were made under the bank credit facility during the three months ended September 30, 2009.

     Pension Plans' Purchase of Annuities

     During the three months ended September 30, 2009, the Company made a lump-sum contribution of $61 million to its pension plans, following which the pension plans purchased $172 million of annuities from insurance companies for all employees who had retired as of January 1, 2009. The purchase of the annuities relieves the Company of primary responsibility for, and eliminates significant risk associated with, the accrued benefit obligation for the retired employees. As the Company's fiscal year-end is three months after the measurement date for the pension plans, the non-cash settlement loss arising from this transaction of approximately $30 million will be recorded in the quarter ending December 31, 2009.

     Redemption of Debt

     The Company intends to redeem the entire outstanding principal amount of its US$400 million 8.00% Senior Subordinated Notes due 2012 on December 15,
2009 at the prescribed redemption price of 102% of the principal amount effective on that date.

     Nine months Ended September 30, 2009

     During the nine months ended September 30, 2009, an aggregate $585 million net repayment was made under our bank credit facility, leaving the full amount available to be drawn under our $2.4 billion bank credit facility.
     On May 26, 2009 RCI issued in Canada $1.0 billion aggregate principal amount of 5.80% Senior Notes due 2016 (the "2016 Notes"). The 2016 Notes were issued at a discount of 99.767% to yield 5.84% per annum. RCI received net proceeds of $992.3 million from the issuance of the 2016 Notes after deducting the original issue discount of $2.3 million, agents' fees of $3.7 million and other related expenses of $1.7 million. The 2016 Notes are unsecured and are guaranteed on an unsecured basis by each of Rogers Wireless Partnership and
Rogers Cable Communications Inc. and rank pari passu with all of RCI's other senior unsecured and unsubordinated notes and debentures.
     In May 2009, at the same time as our announcement of an amendment to our normal course issuer bid ("NCIB"), we also announced that Rogers set a target leverage range for our capital structure of net debt to adjusted operating profit of 2.0 to 2.5 times.

     Normal Course Issuer Bid

     In February 2009, Rogers filed a NCIB authorizing us to repurchase up to the lesser of 15 million of our Class B Non-Voting shares and that number of
Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million. This NCIB, which expires on February
19, 2010, replaced a previously filed NCIB which expired in January 2009.
     In May 2009, we amended the NCIB to provide that we may, during the twelve month period commencing February 20, 2009 and ending February 19, 2010, purchase on the TSX up to the lesser of 48 million of our Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion.
     During the three and nine months ended September 30, 2009, RCI purchased an aggregate 13,860,800 and 30,340,800 Class B Non-Voting shares, respectively, for an aggregate purchase price of $408 million and $917 million, respectively. An aggregate 2,418,100 of these shares comprising $73 million of the aggregate purchase price were purchased and recorded in the third quarter but were settled in early October. Included in the aggregate number of Class B Non-Voting shares purchased for the nine months ended
September 30, 2009, were 8,930,000 Class B Non-Voting shares which were purchased by RCI pursuant to private agreements between RCI and certain arm's-length third party sellers for an aggregate purchase price of $246 million. These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and are included in calculating the number of Class B Non-Voting shares that RCI may purchase pursuant to the NCIB. The number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases will be determined by RCI considering market conditions, stock prices, its cash position, and other factors.

     Credit Ratings Upgrades

     In May 2009, Moody's Investors Service upgraded the rating for RCI's senior unsecured debt to Baa2 (from Baa3) and upgraded the rating for RCI's senior subordinated debt to Baa3 (from Ba1). Each of these ratings has a
Stable outlook (from Positive).
     In May 2009, Standard & Poor's Ratings Services upgraded each of the following: the long-term corporate credit rating for RCI to BBB (from BBB-);
the rating for RCI's senior unsecured debt to BBB (from BBB-); and the rating for RCI's senior subordinated debt to BBB- (from BB+). All of these ratings have a Stable outlook.
     In May 2009, Fitch Ratings affirmed each of the following: the issuer default rating for RCI of BBB; the rating for RCI's senior unsecured debt of
BBB; and the rating for RCI's senior subordinated debt of BBB-. All of these ratings have a Stable outlook.

     Interest Rate and Foreign Exchange Management

     Economic Hedge Analysis

     For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all Derivatives, whether or not they qualify as hedges for accounting purposes, since all such
Derivatives are used for risk-management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the
Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our Derivatives regardless of qualifications for accounting purposes as a hedge.
     During the three and nine months ended September 30, 2009, there was no change in our U.S. dollar-denominated debt or in our Derivatives. On September
30, 2009, 93.3% of our U.S. dollar-denominated debt was hedged on an economic basis while 87.4% of our U.S. dollar-denominated debt was hedged on an accounting basis under Canadian GAAP.

     Consolidated Hedged Position

     <<
     -------------------------------------------------------------------------
     (In millions of dollars,
      except percentages)              September 30, 2009   December 31, 2008
     -------------------------------------------------------------------------
     U.S. dollar-denominated long-term
      debt                                 US $     5,940      US $     5,940

     Hedged with Derivatives               US $     5,540      US $     5,540

     Hedged exchange rate                          1.2043              1.2043

     Percent hedged                               93.3%(1)              93.3%
     -------------------------------------------------------------------------

     Amount of long-term debt(2)
      at fixed rates:

     Total long-term debt                 Cdn $     8,736     Cdn $     8,383
     Total long-term debt at fixed rates  Cdn $     8,736     Cdn $     7,798
     Percent of long-term debt fixed               100.0%               93.0%
     -------------------------------------------------------------------------

     Weighted average interest rate on
      long-term debt                                7.45%               7.29%
     -------------------------------------------------------------------------

     (1) Pursuant to the requirements for hedge accounting under Canadian
         Institute of Chartered Accountants ("CICA") Handbook Section 3865,
         Hedges, on September 30, 2009, RCI accounted for 93.5% of its
         Derivatives as hedges against designated U.S. dollar-denominated debt. As a result, 87.4% of U.S. dollar-denominated debt is hedged for accounting purposes versus 93.3% on an economic basis.
     (2) Long-term debt includes the effect of the Derivatives.
     >>

     Mark-to-Market Value of Derivatives

     In accordance with Canadian GAAP, we have recorded our Derivatives using an estimated credit-adjusted mark-to-market valuation which was determined by increasing the treasury-related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated credit default swap spread
("CDS Spread") for the relevant term and counterparty for each derivative. In the case of Derivatives accounted for as assets by Rogers (i.e. those
Derivatives for which the counterparties owe Rogers), the CDS Spread for the bank counterparty was added to the risk-free discount rate to determine the estimated credit-adjusted value whereas, in the case of Derivatives accounted for as liabilities (i.e. those Derivatives for which Rogers owes the counterparties), Rogers' CDS Spread was added to the risk-free discount rate.
The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties.
     The effect of estimating the credit-adjusted value of Derivatives at
September 30, 2009 versus the unadjusted risk-free mark-to-market value of
Derivatives is illustrated in the table below. As at September 30, 2009, the credit-adjusted estimated net liability value of Rogers' Derivatives portfolio was $883 million, which is $12 million less than the unadjusted risk-free mark-to-market net liability value.

     <<
     -------------------------------------------------------------------------
                                                    Derivatives
                                      Derivatives          in a           Net
                                      in an asset     liability     liability
                                         position      position      position
     (In millions of dollars)                  (A)           (B)       (A + B)
     -------------------------------------------------------------------------

     Mark-to-market value -
      risk-free analysis               $      172    $   (1,067)   $     (895)

     -------------------------------------------------------------------------

     Mark-to-market value -
      credit-adjusted estimate
      (carrying value)                 $      156    $   (1,039)   $     (883)

     -------------------------------------------------------------------------

     Difference                        $       16    $      (28)   $      (12)

     -------------------------------------------------------------------------
     >>

     Long-term Debt Plus Net Derivative Liabilities (Assets)

     The aggregate of our long-term debt plus net derivative liabilities
(assets) at the mark-to-market values using risk-free analysis ("the risk-free analytical value") is used by us and many analysts to most closely represent the Company's net debt-related obligations for valuation purposes, and is calculated as follows:

     <<
     -------------------------------------------------------------------------
                                   September       June      March   December
     (In millions of dollars)       30, 2009   30, 2009   31, 2009   31, 2008
     -------------------------------------------------------------------------

     Long-term debt(1)              $  8,012   $  8,551   $  8,647   $  8,507

     Net derivative liabilities
      (assets) at the risk-free
      analytical value(1)           $    895   $    390   $   (174)  $    144
                                   -------------------------------------------
     Total                          $  8,907   $  8,941   $  8,473   $  8,651
     -------------------------------------------------------------------------

     (1) Includes current and long-term portions.
     >>

     We believe that the non-GAAP financial measure of long-term debt plus net derivative liabilities (assets) at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-GAAP measure internally to conduct valuation-related analysis and make capital structure-related decisions and it is reviewed regularly by management. It is also useful to investors and analysts in enabling them to analyze the enterprise and equity value of the
Company and to assess various leverage ratios as performance measures. This non-GAAP measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations or financial position reported under Canadian and U.S. GAAP.

     Outstanding Share Data

     Set out below is our outstanding share data as at September 30, 2009.
Rogers announced on May 19, 2009 that it had increased its Class B Non-Voting share buy back program authorization from $300 million to the lesser of $1.5 billion or 48 million Class B shares during the twelve month period commencing
February 20, 2009 and ending February 19, 2010. During the nine months ended
September 30, 2009 Rogers had repurchased 30,340,800 Class B shares for cancellation for an aggregate total of approximately $917 million.
     For additional information, refer to Note 18 of our 2008 Annual Audited
Consolidated Financial Statements and the Unaudited Interim Consolidated
Financial Statements for the three and nine months ended September 30, 2009.

     <<
     -------------------------------------------------------------------------
                                                           September 30, 2009
     -------------------------------------------------------------------------
     Common Shares(1)

     Class A Voting                                               112,462,014
     Class B Non-Voting(2)                                        493,262,163

     -------------------------------------------------------------------------

     Options to purchase Class B Non-Voting shares

     Outstanding options                                           15,167,989
     Outstanding options exercisable                                9,624,557
     -------------------------------------------------------------------------

     (1) Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding
         Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.
     (2) The outstanding Class B Non-Voting shares recorded above reflects the cancellation of an aggregate 2,418,100 shares purchased pursuant to the NCIB during the three months ended September 30, 2009 but which settled in early October 2009.
     >>

     Dividends and Other Payments on Equity Securities

     The Company declared and paid the following dividends on each of its outstanding Class A Voting and Class B Non-Voting shares, as follows:

     <<
     -------------------------------------------------------------------------
                                                          Dividend  Dividends
                                                               per   paid (in
     Declaration date   Record date        Payment date      share  millions)
     -------------------------------------------------------------------------

     November 1, 2007   December 12, 2008  January 1, 2008   $0.125    $   80

     February 21, 2008  March 6, 2008      April 1, 2008     $ 0.25    $  160
     April 29, 2008     May 13, 2008       July 2, 2008      $ 0.25    $  160
     August 19, 2008    September 3, 2008  October 1, 2008   $ 0.25    $  159
     October 28, 2008   November 25, 2008  January 2, 2009   $ 0.25    $  159

     February 17, 2009  March 6, 2009      April 1, 2009     $ 0.29    $  184
     April 29, 2009     May 15, 2009       July 2, 2009      $ 0.29    $  184
     August 20, 2009    September 9, 2009  October 1, 2009   $ 0.29    $  177
     -------------------------------------------------------------------------
     >>

     On February 17, 2009, our Board of Directors adopted a dividend policy which increased the annualized dividend rate from $1.00 to $1.16 per Class A
Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.29 per share. Such quarterly dividends are only payable as and when declared by our Board and there is no entitlement to any dividend prior thereto.

     COMMITMENTS AND CONTRACTUAL OBLIGATIONS

     Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2008
Annual MD&A, and are further discussed in Notes 14, 15 and 23 of our 2008
Annual Audited Consolidated Financial Statements. There have been no significant changes to these material contractual obligations since December
31, 2008, except as follows:

     <<
         -  In June 2009, we entered into an agreement to outsource certain information technology infrastructure functions. The agreement has a seven year term, resulting in committed expenditures of $632 million.
         -  Changes to our bank credit facility balance and the issuance of long-term debt previously discussed in the "Overview of Liquidity,
            Financing and Share Capital Activities - Financing" section.
     >>

     GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

     The significant government regulations which impact our operations are summarized in our 2008 Annual MD&A. Significant developments regarding those regulations since our 2008 MD&A was published on February 18, 2009 are as follows:

     Over-the-Air Television Station Licence Renewals

     In March 2009, the CRTC issued Broadcasting Notice of Consultation
2009-70-1, which confirmed that fee-for-carriage ("FFC") for local broadcasters will not be part of the April 2009 proceeding considering one-year licence renewal applications for private conventional television stations. FFC will be considered during the group-based renewal proceeding scheduled for the spring of 2010. In this Notice, the CRTC also asked for comments on whether the 1% of broadcasting distribution undertaking ("BDU")
gross revenues to be contributed to the Local Programming Improvement Fund
("LPIF") to begin in September 2009 will provide sufficient support for local programming in non-metropolitan markets. Timing for the implementation of the new CRTC distant signal regime based on negotiations between broadcasters and distributors will also be addressed.
     In late April 2009, the CRTC held a hearing to consider whether Private
Canadian OTA Broadcasters (CTV, Global, Citytv and OMNI) should be relieved of any of their local or priority programming obligations over the 2009/10 broadcast year. It also considered whether it should impose a 1:1 spending ratio on Canadian versus U.S. programming and whether it should increase the
BDU contribution to the LPIF from the already-decided 1% level, effective
September 2009.
     In a May 2009 decision, the CRTC renewed Citytv licences for 1 year
(expiring August 31, 2010) and as requested by Media, OMNI TV's licences for 6 years (expiring August 31, 2015). It rejected applying a spending ratio for the 2009/10 broadcast year.
     In a July 2009 decision on the other matters in the proceeding, the CRTC further decided to raise the LPIF contribution to 1.5% from 1% for one year at the current time. The CRTC also stated that it was "now of the view that a negotiated solution for compensation for the free market value of local conventional television signals is also appropriate" and announced a new proceeding with an oral hearing starting September 29, 2009. In that proceeding, it will consider imposing a requirement on BDUs to negotiate with the broadcasters a FFC using arbitration for settlement if a fee could not be successfully negotiated. The proceeding will consider tying a BDU's continued
carriage of the U.S. network signals (CBS, NBC, Fox, ABC and PBS) to a successfully negotiated fee. The proceeding will also establish the framework for a group-based licence renewal proceeding in 2010 which will consider group-based expenditures and exhibition requirements for Canadian content and the digital transition.
     In August 2009, the CRTC rescheduled the Oral Hearing from September 29,
2009 to November 16, 2009. Where the CRTC had stated in its July 6 notice that it is of the view that compensation for local conventional television signals is appropriate, in the August 11 notice, the Commission stated that "the
Commission will proceed with an examination de novo of the question of whether or not the Commission should put in place a regime for the establishment of fair value for local conventional television signals. On September 17, 2009, the Government of Canada issued an Order-in-Council through the Minister of
Canadian Heritage and Official Languages requesting the CRTC to hold hearings and provide the government with "a report on the implications of implementing a compensation regime for the value of local television signals, more commonly known as fee-for-carriage (FFC)." In response to this order the Commission has scheduled another public process with an Oral Hearing commencing December 7,
2009 to seek wide input on a number of items identified in the
Order-in-Council relevant to FFC. The Report to government and any decisions on these matters is expected before the end of the first quarter of 2010.

     Parliamentary Committee on Canadian Heritage Hearings on Conventional
     Television

     In March 2009, the House of Commons Standing Committee on Canadian
Heritage initiated a study including hearings on the future of television in
Canada and the impact of current economic conditions on local programming. The issue of FFC for local broadcasters is an identified topic in the study.
     In June 2009, the House of Commons Standing Committee on Canadian
Heritage released its report. The report did not contain a recommendation on
FFC but did recommend that the LPIF go from 1% to 2.5% with 1% dedicated to the CBC/Radio Canada. It also recommended the elimination of CRTC Part II broadcasting fees. The government members on the Committee filed a dissenting opinion in which they recommended rejecting FFC in any form, whether through a
CRTC-imposed fee or a CRTC-imposed negotiation with arbitration. The report also recommended that broadcasters be permitted to engage in pharmaceutical advertising, which is currently prohibited. The Minister of Canadian Heritage and Official Languages formally responded to the Report in October and identified the current process of updating the Copyright Act and the
Order-in-Council requesting a report from the CRTC on the implications of FCC as the focus of the government's ongoing initiatives regarding the future of television and local programming in Canada.

     Consultation on the Renewal of Cellular and Personal Communications
     Services ("PCS") Spectrum Licences

     In March 2009, Industry Canada initiated a public consultation to discuss the renewal of cellular and PCS licences that expire on March 31, 2011. The decisions made as a result of this consultation will apply to cellular and PCS licences granted by any competitive process, including auctions.
     Industry Canada is seeking comments on its proposal to renew licences and the licence conditions that would apply to new and renewed cellular and PCS licences, including issues such as licence terms, renewals and research and development. Industry Canada will also undertake a formal study to assess the current market value of these spectrum licences, and will launch a separate consultation later in 2009 that will seek comments on a proposed fee.
     In addition, Industry Canada released a further consultation in April
2009, seeking comments on auction processes going forward. There is considerable overlap with the renewal consultation as issues such as research and development and licence terms will also be considered in that proceeding.

     Consultation on Transition to Broadband Radio Service in the Band 2500-
     2696 MHz

     In March 2009, Industry Canada announced a new consultation process to address issues related to the transition to BRS licensing in this band and the establishment of a firm transition date to allow for nation-wide implementation of a new band plan and mobile services. Industry Canada also announced that it will conduct a stakeholder proposal development process with existing licensees, including Rogers as holders of the Inukshuk spectrum, to identify band plan proposals that will be the subject of a future consultation. The future consultation will also consider the policy and licensing frameworks for the auction of available spectrum in this band.

     New Media Proceeding

     In June 2009, the CRTC released its decision on new media. It decided to continue to exempt new media broadcasting undertakings from licensing.
However, the CRTC ordered new media broadcasting undertakings (primarily websites tied to linear broadcast channels) to file annual reports on their revenues and expenses for the purpose of monitoring the growth of this activity.
     The CRTC also rejected the notion of a tax on ISP revenues to fund
Canadian 'webisodes'. Based on conflicting legal opinions filed in the proceeding, the CRTC will refer to the Federal Court the question of whether an ISP, when it distributes broadcasting, is subject to the Broadcasting Act.

     CRTC Part II Fees

     In October 2009, the Minister of Canadian Heritage and Official Languages
announced that a settlement had been reached between the Government of Canada and members of the broadcasting industry, including Cable and Media. Under the terms of the settlement, the government agreed to forgive the amounts otherwise owing to it from the industry under the Part II fee regime in
November 2007, 2008 and 2009. The industry had been accruing for these amounts but had not yet paid them given the CRTC's October 15, 2007 letter to all broadcast licensees stating it would not collect these fees until there was a final decision in the Part II fee litigation. Industry-wide, this amounts to approximately $450 million. In exchange, the Canadian Association of
Broadcasters agreed to discontinue its court action against the Government of
Canada. On a going forward basis, the Government of Canada agreed to recommend to the CRTC that it amend the Part II fee regulation in order to cap the annual fee at $100 million per year (with indexed CPI increases annually)
commencing in November 2010. Each broadcasting licensee will pay its share of the capped fee accordingly based on its percentage of revenue share across all broadcasting licensees. Although there is no assurance that the CRTC will amend its regulation and/or amend it prior to November 2010, the CRTC Chair has advocated publicly that the Part II fees should be eliminated. Management therefore believes the CRTC will act according to the Government's recommendation in a timely manner.

     Third Party ISP Access to Cable Plant

     In a proceeding initiated by Telecom Notice of Consultation 2009-261, the
CRTC is examining requests from ISPs that the cable industry should be mandated to extend its current regulated Third Party Internet Access service to provide dedicated channels to third parties. An Oral Hearing is scheduled to begin on January 11, 2010. Any imposition of such a requirement would negatively impact Rogers' network and service offerings. Rogers is opposing the ISP proposal.

     UPDATES TO RISKS AND UNCERTAINTIES

     Our significant risks and uncertainties are discussed in our 2008 Annual
MD&A, which was current as of February 18, 2009, and should be reviewed in conjunction with this interim quarterly MD&A. Significant developments since that date are as follows:

     Wireless Technologies

     On October 5, 2009 Bell Canada and Telus each announced that their joint
HSPA networks, overlaid on their code division multiple access/evolution data optimized ("CDMA/EVDO") based wireless networks, will be launched in November
2009, which is earlier than originally announced. This is expected to enable these companies access to a wider selection of wireless devices, and to compete for HSPA roaming revenues which are expected to grow over time as HSPA becomes more widely deployed around the world, both of which will increase competition at Wireless.

     Litigation Update

     In August 2004, a proceeding under the Class Actions Act (Saskatchewan)
was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. In September 2007, the Saskatchewan Court granted the plaintiffs'
application to have the proceeding certified as a national, "opt-in" class action. As a national, "opt-in" class action, affected customers outside
Saskatchewan would have to take specific steps to participate in the proceeding. We applied for leave to appeal the certification decision to the
Saskatchewan Court of Appeal. That application was later adjourned pending the hearing of certain motions. In December 2007, we brought a motion to stay the proceeding based on the arbitration clause in our wireless service agreements.
Our motion was granted in February 2008, and the Saskatchewan Court directed that its order in respect of the certification of the action would exclude from the class of plaintiffs those customers who are bound by an arbitration clause. In April 2008, the Class Actions Act (Saskatchewan) was amended to authorize the certification of national, "opt-out" class actions. In an
"opt-out" class action, affected customers outside of Saskatchewan would automatically be part of the proceeding in that province. As a consequence of the amendment, counsel for the plaintiffs brought a motion to amend the certification order previously granted by the Saskatchewan Court so as to certify a national, opt-out class action. In May 2009, the Court refused to grant the requested relief and dismissed the plaintiffs' motion. In August
2009, counsel for the plaintiffs commenced a second proceeding under the Class
Actions Act (Saskatchewan) asserting the same claims against wireless carriers with respect to the system access fee and brought a motion to discontinue the first proceeding. Together with the other defendants, we have brought a motion to strike the new proceeding on the basis that it is an abuse of process and are opposing the discontinuance of the first proceeding. Our application for leave to appeal the 2007 certification decision remains adjourned pending the outcome of these motions.

     Over-the-Air Television Station Licence Renewals

     In Broadcasting Notice of Consultation 2009-411, the CRTC announced that it is "now of the view that a negotiated solution for compensation for the free market value of local conventional television signals is also appropriate." In Broadcasting Notice of Consultation 2009-411-3 released on
August 11, 2009, the CRTC announced that "the Commission will proceed with an examination de novo of the question of whether or not the Commission should put in place a regime for the establishment of fair value for local conventional television signals." Any imposition of FCC will increase Rogers'
costs. See the "Over-the-Air Television Station Licence Renewals" section under "Government Regulation and Regulatory Developments".

     Restrictions on the Use of Wireless Handsets While Driving may Reduce
     Subscriber Usage

     In April 2009, the Ontario Legislature passed the bill prohibiting wireless handset usage while driving except with the use of Bluetooth or other hands-free devices. The implementation date is October 26, 2009, with a 3 month grace period during which warnings will be issued. In June 2009,
Manitoba introduced and passed similar legislation. A date for implementation has not been set. British Columbia and Prince Edward Island are also drafting legislation. Legislation banning the use of handheld devices while driving, except when used in conjunction with hands-free devices, already exists in the provinces of Quebec, New Brunswick, Nova Scotia and Newfoundland and Labrador.

     Unbundled Local Loop Rates

     In June 2009, Bell Canada and Bell Aliant filed tariff applications to increase the rates for their unbundled copper loops. The proposed increases range from 25% to 100% according to location. Rogers leases unbundled loops from Bell Canada and Bell Aliant to provide both residential and business primary exchange services, mostly outside of the cable footprint in Ontario,
Quebec and the Maritimes. Rogers is opposing these rate increases.

     KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

     We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2008 Annual MD&A and this interim quarterly MD&A. These key performance indicators are not measurements under Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

     <<
     -     Network revenue and ARPU;
     -     Subscriber counts and subscriber churn;
     -     Operating expenses;
     -     Sales and marketing costs;
     -     Operating profit;
     -     Adjusted operating profit;
     -     Adjusted operating profit margin;
     -     Additions to PP&E; and
     -     Long-term debt plus net derivative liabilities (assets).
     >>

     We believe that the non-GAAP financial measure of long-term debt plus net derivative liabilities (assets) at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-GAAP measure internally to conduct valuation-related analysis and make capital structure-related decisions and it is reviewed regularly by management. This is also useful to investors and analysts in enabling them to analyze the enterprise and equity value of our business and to assess various leverage ratios as performance measures. This non-GAAP measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations and financial position reported under Canadian and U.S. GAAP.

     RELATED PARTY ARRANGEMENTS

     We have entered into certain transactions with companies, the partners or senior officers of which are Directors of the Company. During the three and nine months ended September 30, 2009, total amounts paid by us to these related parties, directly or indirectly, were $9 million and $23 million, respectively, compared to $2 million and $4 million for the three and nine months ended September 30, 2008, respectively. The increase relates primarily to a printing contract awarded in a competitive tendering process to a company of which one of the Directors is a senior officer.
     We have entered into certain transactions with our controlling shareholder and companies controlled by our controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee, or if material, by the Board of Directors following the recommendation of a specially constituted independent committee. Total amounts received from these related parties, during the nine months ended September 30, 2009 and September
30, 2008 were approximately $0.8 million and $0.5 million, respectively.
     These transactions are recorded at the exchange amount, being the amount agreed to by the related parties, and are reviewed by the Audit Committee.

     CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     In our 2008 Annual Audited Consolidated Financial Statements and Notes
thereto, as well as in our 2008 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three and nine months ended
September 30, 2009, there are no changes to the critical accounting policies and estimates of Wireless, Cable and Media from those found in our 2008 Annual
MD&A.

     NEW ACCOUNTING STANDARDS

     Goodwill and Intangible Assets

     In 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible
Assets ("CICA 3064"). CICA 3064, which replaces Section 3062, Goodwill and
Intangible Assets, and Section 3450, Research and Development Costs,
establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of IAS 38,
Intangible Assets. This new standard is effective for our Interim and Annual
Consolidated Financial Statements commencing January 1, 2009 and was applied retrospectively, with restatement of prior periods. The adoption of CICA 3064 resulted in a $16 million decrease in long-term other assets relating to deferred commissions and pre-operating costs, and an $11 million decrease in retained earnings at January 1, 2008, net of income taxes of $5 million and had no material impact on previously reported net income in 2008.

     Recent Accounting Pronouncements

     Financial Instruments - Disclosures

     In June 2009, the CICA amended Section 3862, "Financial Instruments -
Disclosures", to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009.

     International Financial Reporting Standards ("IFRS")

     In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that significantly affects financial reporting requirements for
Canadian companies. The AcSB strategic plan outlines the convergence of
Canadian GAAP with IFRS over an expected five year transitional period.
     In February 2008, the AcSB confirmed that IFRS will be mandatory in
Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Our first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010. Starting in the first quarter of 2011, we will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.
     The table below illustrates key elements of our conversion plan, our major milestones and current status. Our conversion plan is organized in phases over time and by area. We have completed all activities to date per our detailed project plan and expect to meet all milestones through to completion of the conversion to IFRS. During the quarter, we have continued implementing the changes to our systems and processes required for implementation and expect all changes to be complete in time for our parallel run in 2010.
     We have allocated sufficient resources to our conversion project, which include certain full-time employees in addition to contributions by other employees on a part-time or as needed basis. We have completed the delivery of training to all employees with responsibilities in the conversion process.
Training for all other employees who will be impacted by our conversion to
IFRS is underway. Our training efforts have focused on updating those individuals whose roles and responsibilities are directly impacted by the changes being implemented and providing general training to employees on the impacts transition to IFRS will have on the Company.
     Although our IFRS accounting policies have been approved by senior management and the Audit Committee, such approval is contingent upon the realization of our expectations regarding the IFRS standards that will be effective at the time of transition. Consequently, we are unable to make a final determination of the full impact of conversion until all of the IFRS standards applicable at the conversion date are known. As we determine significant impacts on our financial reporting, including on our key performance indicators, systems and processes, and other areas of our business, we intend to disclose such impacts in our future MD&As.
     In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting
Standard Board ("IASB") will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

     <<
     -------------------------------------------------------------------------
     Activity                   Milestones              Status
     -------------------------------------------------------------------------
     Financial reporting:
     - Assessment of            Senior management and   Senior management and
       accounting and           Audit Committee         Audit Committee
       reporting differences.   sign-off for policy     preliminary approval
     - Selection of IFRS        recommendations and     obtained for IFRS
       accounting policies      IFRS 1 elections        accounting policies
       and IFRS 1 elections.    during 2009.            and IFRS 1 elections.
     - Development of IFRS
       financial statement      Senior management       Monitoring of impacts
       format, including        and Audit Committee     on policy
       disclosures.             sign-off on financial   recommendations of new
     - Quantification of        statement format        or amended IFRS
       effects of conversion.   during 2010.            standards issued
                                                        ongoing.
                                Final quantification
                                of conversion effects   Development of IFRS
                                on 2010 comparative     financial statement
                                period by Q1 2011.      format and disclosures
                                                        underway.
     -------------------------------------------------------------------------
     Systems and processes:
     - Assessment of impact     Systems, process and    Analysis of potential
       of changes on systems    internal control        design solutions
       and processes.           changes implemented     completed.
     - Implementation of any    and training complete
       system and process       in time for parallel    Implementation of
       design changes           run in 2010.            system and process
       including training                               design changes, and
       appropriate personnel.   Testing of internal     training are underway.
     - Documentation and        controls for 2010
       testing of internal      comparatives completed
       controls over new        by Q1 2011.
       systems and processes.
     -------------------------------------------------------------------------
     Business:
     - Assessment of impacts    Contracts updated/      Preliminary assessment
       on all areas of the      renegotiated by end     of impacts on other
       business, including      of 2010.                areas of the business
       contractual                                      completed.
       arrangements and         Communication at all
       implement changes        levels throughout the   Communication is
       as necessary.            conversion process.     ongoing.
     - Communicate conversion
       plan and progress                                Training for employees
       internally and                                   on expected impacts
       externally.                                      underway.
     -------------------------------------------------------------------------
     >>

     Set out below are the key areas where changes in accounting policies are expected that may impact our consolidated financial statements. The list and comments should not be regarded as a complete list of changes that will result from transition to IFRS and are intended to highlight those areas we believe to be most significant. Furthermore, the IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company's consolidated financial statements. Consequently, our analysis of changes and policy decisions have been made based on our expectations regarding the accounting standards that we anticipate will be effective at the time of transition. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. At this stage, we are not able to reliably quantify the impacts expected on our consolidated financial statements for these differences. See the section entitled "Caution Regarding Forward-Looking Statements, Risk and Assumptions".

     Share-Based Payments

     IFRS 2, Share-Based Payments, requires that cash-settled share-based payments to employees be measured (both initially and at each reporting date)
based on fair values of the awards. Canadian GAAP requires that such payments be measured based on intrinsic values of the awards. This difference is expected to impact the accounting measurement of our stock-based payments, including our stock options, restricted share units and deferred share units.

     Employee Benefits

     IAS 19, Employee Benefits, requires the past service cost element of defined benefit plans be expensed on an accelerated basis, with vested past service costs expensed immediately and unvested past service costs recognized on a straight-line basis until the benefits become vested. Under Canadian
GAAP, past service costs are generally amortized on a straight-line basis over the average remaining service period of active employees expected under the plan.
     In addition, IAS 19 requires an entity to make an accounting policy choice regarding the treatment of actuarial gains and losses. The Company intends to adopt the option allowing the immediate recognition of actuarial gains and losses directly in equity with no impact on profit or loss.

     Borrowing Costs

     IAS 23, Borrowing Costs, requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Under Canadian GAAP, we have made an accounting policy choice to expense these costs as incurred.

     Joint Ventures

     The IASB is currently considering Exposure Draft 9, Joint Arrangements
("ED 9"), that is intended to modify IAS 31, Interests in Joint Ventures ("IAS
31"). The IASB has indicated that it expects to issue a new standard to replace IAS 31 in 2009. Currently, under Canadian GAAP, we proportionately account for interests in joint ventures. ED 9 proposes to eliminate the option to proportionately consolidate such interests that exists in IAS 31, and require an entity to recognize its interest in a joint venture, using the equity method. Therefore, we are expecting to use the equity method to account for such interests on transition.

     Financial Instruments: Transaction Costs

     IAS 39, Financial Instruments: Recognition and Measurement requires that transaction costs incurred upon initial acquisition of a financial instrument be deferred and amortized into profit and loss over the life of the instrument. Currently, we recognize these costs immediately in net income.

     Customer Loyalty Programs

     Canadian GAAP does not provide specific guidance on accounting for customer loyalty programs. We have adopted a liability approach for our customer loyalty program offered to Fido subscribers. The current policy is to classify the liability for loyalty points as an accrued liability on the balance sheet and to record the net cost of the program in equipment revenue.
The liability is initially recorded at the face value of the loyalty awards granted and subsequently adjusted based on redemption rates. Upon transition to IFRS, the Company will be required to apply IFRIC 13 Customer Loyalty
Programmes ("IFRIC 13"), which requires a revenue approach in accounting for the loyalty programs. Consequently, we will be required to defer a portion of the revenue for the initial sales transaction in which the awards are granted based on the fair value of the awards granted. The application of IFRIC 13 is expected to result in a reclassification of revenue between the Network and
Equipment categories as well as a reclassification on the balance sheet for the deferred revenue balance from Accrued Liabilities to Unearned Revenue.

     Impairment of Assets

     Canadian GAAP generally uses a two-step approach to impairment testing:
first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values. International Accounting
Standard (IAS) 36, Impairment of Assets ("IAS 36"), uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). The difference in methodologies may potentially result in additional asset impairments upon transition to IFRS.
     Additionally, under Canadian GAAP assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes. IFRS requires that assets be tested for impairment at the level of cash generating units, which is the lowest level of assets that generate largely independent cash inflows. This lower level grouping could result in identification of impairment more frequently under IFRS, but of potentially smaller amounts.
     However, with the exception of goodwill, new write-downs may potentially be offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed. Canadian GAAP prohibits reversal of impairment losses.

     First-Time Adoption of International Financial Reporting Standards

     Our adoption of IFRS will require the application of IFRS 1, First-Time
Adoption of International Financial Reporting Standards ("IFRS 1"), which provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. The following are the significant optional exemptions available under IFRS 1 that we expect to apply in preparing our first financial statements under IFRS.

     <<
     -------------------------------------------------------------------------
     Business Combinations    We expect to elect to not restate any Business
                              Combinations that have occurred prior to
                              January 1, 2010.
     -------------------------------------------------------------------------
     Borrowing Costs          We expect to elect to apply the requirements of
                              IAS 23 Borrowing Costs prospectively from
                              January 1, 2010.
     -------------------------------------------------------------------------
     Employee Benefits        We expect to elect to recognize any actuarial
                              gains/losses as at January 1, 2010 in retained
                              earnings.
     -------------------------------------------------------------------------
     >>

     The information above is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

     CONTROLS AND PROCEDURES

     There have been no changes in our internal controls over financial reporting during the third quarter of 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

     SEASONALITY

     Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results.
     Each of Wireless, Cable and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the
Wireless, Cable and Media segments, please refer to our 2008 Annual MD&A.

     2009 GUIDANCE

     We have no revisions to the 2009 annual financial and operating guidance ranges which we provided on February 18, 2009 and updated on July 28, 2009.
The reversal of previously accrued CRTC Part II fees during the fourth quarter of 2009 is not expected to have a significant impact on 2009 adjusted operating profit, as approximately 80% of these amounts relate to prior periods and therefore are excluded from 2009 adjusted operating profit. See the section entitled "Caution Regarding Forward-Looking Statements, Risks and
Assumptions".

     <<
     SUPPLEMENTARY INFORMATION
     Calculations of Wireless Non-GAAP Measures

     -------------------------------------------------------------------------
     (In millions of dollars,
      subscribers in thousands,      Three months ended    Nine months ended
      except ARPU figures and           September 30,         September 30,
      adjusted operating           -------------------------------------------
      profit margin)                   2009       2008       2009       2008
     -------------------------------------------------------------------------

     Postpaid ARPU (monthly)
       Postpaid (voice and data)
        revenue                     $  1,562   $  1,459   $  4,424   $  4,130
       Divided by: average
        postpaid wireless voice
        and data subscribers           6,780      6,187      6,635      6,070
       Divided by: 3 months for
        the quarter and 9 months
        for the year-to-date               3          3          9          9
                                   -------------------------------------------
                                    $  76.79   $  78.60   $  74.08   $  75.60

     -------------------------------------------------------------------------

     Prepaid ARPU (monthly)
       Prepaid (voice and data)
        revenue                     $     83   $     78   $    223   $    215
       Divided by: average
        prepaid subscribers            1,472      1,426      1,471      1,413
       Divided by: 3 months for
        the quarter and 9 months
        for the year-to-date               3          3          9          9
                                   -------------------------------------------
                                    $  18.80   $  18.23   $  16.84   $  16.91

     -------------------------------------------------------------------------

     Blended ARPU (monthly)
       Voice and data revenue       $  1,645   $  1,537   $  4,647   $  4,345
       Divided by: average
        wireless voice and
        data subscribers               8,252      7,613      8,106      7,483
       Divided by: 3 months for
        the quarter and 9 months
        for the year-to-date               3          3          9          9
                                   -------------------------------------------
                                    $  66.45   $  67.30   $  63.70   $  64.52

     -------------------------------------------------------------------------

     Adjusted operating
      profit margin
       Adjusted operating profit    $    846   $    693   $  2,298   $  2,167
       Divided by: network revenue     1,645      1,537      4,647      4,345
                                   -------------------------------------------
       Adjusted operating
        profit margin                  51.4%      45.1%      49.5%      49.9%

     -------------------------------------------------------------------------

     SUPPLEMENTARY INFORMATION
     Calculations of Cable Non-GAAP Measures

     -------------------------------------------------------------------------
                                     Three months ended    Nine months ended
     (In millions of dollars,           September 30,         September 30,
      except adjusted operating    -------------------------------------------
      profit margin)                   2009       2008       2009       2008
     -------------------------------------------------------------------------

     Cable Operations adjusted
      operating profit margin:
       Adjusted operating profit    $    325   $    302   $    962   $    873
       Divided by revenue                773        724      2,279      2,137
                                   -------------------------------------------
     Cable Operations adjusted
      operating profit margin          42.0%      41.7%      42.2%      40.9%
     -------------------------------------------------------------------------
     RBS adjusted operating
      profit margin:
       Adjusted operating profit    $      8   $     12   $     30   $     45
       Divided by revenue                126        131        379        394
                                   -------------------------------------------
     RBS adjusted operating
      profit margin                     6.3%       9.2%       7.9%      11.4%
     -------------------------------------------------------------------------

     SUPPLEMENTARY INFORMATION
     Calculation of Adjusted Operating Profit, Net Income and
     Earnings Per Share

     -------------------------------------------------------------------------
                                     Three months ended    Nine months ended
     (In millions of dollars,           September 30,         September 30,
      number of shares             -------------------------------------------
      outstanding in millions)         2009       2008       2009       2008
     -------------------------------------------------------------------------

     Operating profit               $  1,152   $  1,085   $  3,267   $  3,176
     Add (deduct):
       Stock-based compensation
        expense (recovery)                 6        (62)       (62)      (125)
       Adjustment for CRTC Part II
        fees decision                      -          -          -         31
       Integration and
        restructuring expenses            11          2         52         10
       Contract termination fee           12          -         12          -
                                   -------------------------------------------
     Adjusted operating profit      $  1,181   $  1,025   $  3,269   $  3,092
                                   -------------------------------------------
                                   -------------------------------------------

     Net income                     $    485   $    495   $  1,168   $  1,140
     Add (deduct):
       Stock-based compensation
        expense (recovery)                 6        (62)       (62)      (125)
       Adjustment for CRTC Part II
        fees decision                      -          -          -         31
       Integration and
        restructuring expenses            11          2         52         10
       Contract termination fee           12          -         12          -
       Debt issuance costs                 -         16          5         16
     Income tax impact                    (9)        14         (2)        24
                                   -------------------------------------------
     Adjusted net income            $    505   $    465   $  1,173   $  1,096
                                   -------------------------------------------
                                   -------------------------------------------

     Adjusted basic and diluted
      earnings per share:
       Adjusted net income          $    505   $    465   $  1,173   $  1,096
       Divided by: weighted
        average number of
        shares outstanding               616        637        627        639
                                   -------------------------------------------
     Adjusted basic and diluted
      earnings per share            $   0.82   $   0.73   $   1.87   $   1.72
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     SUPPLEMENTARY INFORMATION
     Quarterly Consolidated Financial Summary

                                            2009
     -----------------------------------------------------
     (In millions of
      dollars, except per
      share amounts)               Q1        Q2        Q3
     -----------------------------------------------------

     Income Statement
     Operating Revenue
       Wireless              $  1,544  $  1,616  $  1,760
       Cable                      968       972       989
       Media                      284       366       364
       Corporate and
        eliminations              (49)      (63)      (77)
     -----------------------------------------------------
                                2,747     2,891     3,036
     -----------------------------------------------------

     Operating profit (loss)
      before the undernoted
       Wireless                   710       742       846
       Cable                      324       332       329
       Media                      (10)       37        36
       Corporate and
        eliminations              (19)      (28)      (30)
     -----------------------------------------------------
                                1,005     1,083     1,181
       Stock-based
        compensation recovery
        (expense)(1)               81       (13)       (6)
       Integration and
        restructuring
        expenses(2)                (4)      (37)      (11)
       Adjustment for CRTC
        Part II fees
        decision(3)                 -         -         -
       Contract
        renegotiation fee(6)        -         -         -
       Contract
        termination fee(7)          -         -       (12)
     -----------------------------------------------------
     Operating profit(4)        1,082     1,033     1,152
     Depreciation and
      amortization                444       446       416
     Impairment losses on
      goodwill, intangible
      assets and other
      long-term assets(5)           -         -         -
     -----------------------------------------------------
     Operating income             638       587       736
     Interest on
      long-term debt             (152)     (156)     (166)
     Debt issuance costs            -        (5)        -
     Other income (expense)       (17)       73        44
     Income tax expense          (160)     (125)     (129)
     -----------------------------------------------------
     Net income (loss) for
      the period             $    309  $    374  $    485
     -----------------------------------------------------
     -----------------------------------------------------

     Net income (loss) per
      share:
       Basic                 $   0.49  $   0.59  $   0.79
       Diluted               $   0.49  $   0.59  $   0.79

     Additions to property,
      plant and equipment(4) $    359  $    434  $    491
     -----------------------------------------------------

                                                 2008                    2007
     --------------------------------------------------------------- ---------
     (In millions of
      dollars, except per
      share amounts)               Q1        Q2        Q3        Q4        Q4
     --------------------------------------------------------------- ---------

     Income Statement
     Operating Revenue
       Wireless              $  1,431  $  1,522  $  1,727  $  1,655  $  1,466
       Cable                      925       938       961       985       923
       Media                      307       409       386       394       364
       Corporate and
        eliminations              (54)      (66)      (92)      (93)      (66)
     --------------------------------------------------------------- ---------
                                2,609     2,803     2,982     2,941     2,687
     --------------------------------------------------------------- ---------

     Operating profit (loss)
      before the undernoted
       Wireless                   705       769       693       639       658
       Cable                      303       304       318       313       265
       Media                        2        52        43        46        63
       Corporate and
        eliminations              (26)      (36)      (29)      (30)      (29)
     --------------------------------------------------------------- ---------
                                  984     1,089     1,025       968       957
       Stock-based
        compensation recovery
        (expense)(1)              116       (53)       62       (25)       (4)
       Integration and
        restructuring
        expenses(2)                (5)       (3)       (2)      (41)      (17)
       Adjustment for CRTC
        Part II fees
        decision(3)                 -       (37)        -         -         -
       Contract
        renegotiation fee(6)        -         -         -         -       (52)
       Contract
        termination fee(7)          -         -         -         -         -
     --------------------------------------------------------------- ---------
     Operating profit(4)        1,095       996     1,085       902       884
     Depreciation and
      amortization                440       420       429       471       408
     Impairment losses on
      goodwill, intangible
      assets and other
      long-term assets(5)           -         -         -       294         -
     --------------------------------------------------------------- ---------
     Operating income             655       576       656       137       476
     Interest on
      long-term debt             (138)     (133)     (147)     (157)     (138)
     Debt issuance costs            -         -       (16)        -         -
     Other income (expense)        (3)       11        16       (31)        -
     Income tax expense          (170)     (153)      (14)      (87)      (84)
     --------------------------------------------------------------- ---------
     Net income (loss) for
      the period             $    344  $    301  $    495  $   (138) $    254
     --------------------------------------------------------------- ---------
     --------------------------------------------------------------- ---------

     Net income (loss) per
      share:
       Basic                 $   0.54  $   0.47  $   0.78  $  (0.22) $   0.40
       Diluted               $   0.54  $   0.47  $   0.78  $  (0.22) $   0.40

     Additions to property,
      plant and equipment(4) $    321  $    481  $    436  $    783  $    624
     --------------------------------------------------------------- ---------

     (1) See the section entitled "Stock-based Compensation."
     (2) Costs incurred relate to severances resulting from the restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to improve our cost structure in light of the current economic conditions, severances and restructuring expenses related to the outsourcing of certain information technology functions, the integration of Call-Net,
         Futureway and Aurora Cable, the restructuring of RBS, and the closure of certain Rogers Retail stores.
     (3) Related to an adjustment in 2008 of CRTC Part II fees related to prior periods.
     (4) As defined. See the section entitled "Key Performance Indicators and
         Non-GAAP Measures".
     (5) In the fourth quarter of 2008, we determined that the fair value of the conventional television business of Media was lower than its carrying value. This primarily resulted from weakening industry expectations and declines in advertising revenues amidst the slowing economy. As a result, we recorded an aggregate non-cash impairment charge of $294 million with the following components: $154 million related to goodwill, $75 million related to broadcast licences and
         $65 million related to intangible assets and other long-term assets.
     (6) One-time charge resulting from the renegotiation of an Internet-
         related services agreement with Yahoo!.
     (7) Relates to the termination of a Blue Jays player contract prior to the end of the contact term.

     SUPPLEMENTARY INFORMATION
     Adjusted Quarterly Consolidated Financial Summary(1)

                                            2009
     -----------------------------------------------------
     (In millions of
      dollars, except per
      share amounts)               Q1        Q2        Q3
     -----------------------------------------------------

     Income Statement
     Operating Revenue
       Wireless              $  1,544  $  1,616  $  1,760
       Cable                      968       972       989
       Media                      284       366       364
       Corporate and
        eliminations              (49)      (63)      (77)
     -----------------------------------------------------
                                2,747     2,891     3,036
     -----------------------------------------------------

     Adjusted operating
      profit (loss)(2)
       Wireless                   710       742       846
       Cable                      324       332       329
       Media                      (10)       37        36
       Corporate and
        eliminations              (19)      (28)      (30)
     -----------------------------------------------------
                                1,005     1,083     1,181
     Depreciation and
      amortization                444       446       416
     -----------------------------------------------------
     Adjusted operating
      income                      561       637       765
     Interest on
      long-term debt             (152)     (156)     (166)
     Other income (expense)       (17)       73        44
     Income tax expense          (136)     (142)     (138)
     -----------------------------------------------------
     Adjusted net income
      for the period         $    256  $    412  $    505
     -----------------------------------------------------
     -----------------------------------------------------

     Adjusted net income
      per share:
       Basic                 $   0.40  $   0.65  $   0.82
       Diluted               $   0.40  $   0.65  $   0.82

     Additions to property,
      plant and equipment(2) $    359  $    434  $    491
     -----------------------------------------------------

                                                 2008                    2007
     --------------------------------------------------------------- ---------
     (In millions of
      dollars, except per
      share amounts)               Q1        Q2        Q3        Q4        Q4
     --------------------------------------------------------------- ---------

     Income Statement
     Operating Revenue
       Wireless              $  1,431  $  1,522  $  1,727  $  1,655  $  1,466
       Cable                      925       938       961       985       923
       Media                      307       409       386       394       364
       Corporate and
        eliminations              (54)      (66)      (92)      (93)      (66)
     --------------------------------------------------------------- ---------
                                2,609     2,803     2,982     2,941     2,687
     --------------------------------------------------------------- ---------

     Adjusted operating
      profit (loss)(2)
       Wireless                   705       769       693       639       658
       Cable                      303       304       318       313       265
       Media                        2        52        43        46        63
       Corporate and
        eliminations              (26)      (36)      (29)      (30)      (29)
     --------------------------------------------------------------- ---------
                                  984     1,089     1,025       968       957
     Depreciation and
      amortization                440       420       429       471       408
     --------------------------------------------------------------- ---------
     Adjusted operating
      income                      544       669       596       497       549
     Interest on
      long-term debt             (138)     (133)     (147)     (157)     (138)
     Other income (expense)        (3)       11        16       (31)        -
     Income tax expense          (133)     (183)        -      (145)     (109)
     --------------------------------------------------------------- ---------
     Adjusted net income
      for the period         $    270  $    364  $    465  $    164  $    302
     --------------------------------------------------------------- ---------
     --------------------------------------------------------------- ---------

     Adjusted net income
      per share:
       Basic                 $   0.42  $   0.57  $   0.73  $   0.26  $   0.47
       Diluted               $   0.42  $   0.57  $   0.73  $   0.26  $   0.47

     Additions to property,
      plant and equipment(2) $    321  $    481  $    436  $    783  $    624
     --------------------------------------------------------------- ---------

     (1) This quarterly summary has been adjusted to exclude stock-based compensation (recovery) expense, integration and restructuring expenses, contract termination fee, adjustments to CRTC Part II fees related to prior periods, debt issuance costs and the income tax impact related to the above items. See the section entitled "Key
         Performance Indicators and Non-GAAP Measures".
     (2) As defined. See the section entitled "Key Performance Indicators and
         Non-GAAP Measures".

     Rogers Communications Inc.
     Unaudited Interim Consolidated Statements of Income
     (In millions of dollars, except per share amounts)

     -------------------------------------------------------------------------
                                      Three months ended    Nine months ended
                                         September 30,         September 30,
                                        2009       2008       2009       2008
     -------------------------------------------------------------------------

     Operating revenue              $  3,036   $  2,982   $  8,674   $  8,394

     Operating expenses:
       Cost of sales                     345        442        983        895
       Sales and marketing               300        343        877        953
       Operating, general and
        administrative                 1,228      1,110      3,495      3,360
       Integration and restructuring      11          2         52         10
       Depreciation and amortization     416        429      1,306      1,289
     -------------------------------------------------------------------------

     Operating income                    736        656      1,961      1,887
     Interest on long-term debt         (166)      (147)      (474)      (418)
     Debt issuance costs                   -        (16)        (5)       (16)
     Foreign exchange gain (loss)         72        (16)       123        (22)
     Change in fair value of
      derivative instruments             (27)        20        (28)        21
     Other income (expense), net          (1)        12          5         25
     -------------------------------------------------------------------------
     Income before income taxes          614        509      1,582      1,477
     -------------------------------------------------------------------------

     Income tax expense:
       Current                           112          1        111          2
       Future                             17         13        303        335
       -----------------------------------------------------------------------
                                         129         14        414        337

     -------------------------------------------------------------------------
     Net income for the period      $    485   $    495   $  1,168   $  1,140
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Net income per share:
       Basic and diluted            $   0.79   $   0.78   $   1.86   $   1.79
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Rogers Communications Inc.
     Unaudited Interim Consolidated Balance Sheets
     (In millions of dollars)

     -------------------------------------------------------------------------
                                                   September 30,  December 31,
                                                           2009          2008
     -------------------------------------------------------------------------
                                                                    (Restated)
     Assets

     Current assets:
       Cash and cash equivalents                      $     168     $       -
       Accounts receivable                                1,240         1,403
       Other current assets                                 438           442
       Current portion of derivative instruments              7             -
       Future income tax assets                             171           451
       -----------------------------------------------------------------------
                                                          2,024         2,296

     Property, plant and equipment                        8,032         7,898
     Goodwill                                             3,019         3,024
     Intangible assets                                    2,670         2,761
     Investments                                            333           343
     Derivative instruments                                 149           507
     Other long-term assets                                 332           253

     -------------------------------------------------------------------------
                                                      $  16,559     $  17,082
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities and Shareholders' Equity

     Current liabilities:
       Bank advances, arising from
        outstanding cheques                           $       -     $      19
       Accounts payable and accrued liabilities           2,198         2,412
       Current portion of long-term debt                    430             1
       Current portion of derivative instruments             69            45
       Unearned revenue                                     265           239
       -----------------------------------------------------------------------
                                                          2,962         2,716

     Long-term debt                                       7,582         8,506
     Derivative instruments                                 970           616
     Other long-term liabilities                            154           184
     Future income tax liabilities                          361           344
     -------------------------------------------------------------------------
                                                         12,029        12,366

     Shareholders' equity                                 4,530         4,716

     -------------------------------------------------------------------------
                                                      $  16,559     $  17,082
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Rogers Communications Inc.
     Unaudited Interim Consolidated Statements of Shareholders' Equity
     (In millions of dollars)

     Nine months ended September 30, 2009

     -------------------------------------------------------------------------
                                     Class A Voting        Class B Non-Voting
                                         shares                  shares
                                  --------------------    --------------------
                                               Number                  Number
                                   Amount   of shares      Amount   of shares
     -------------------------------------------------------------------------
                                                (000s)                  (000s)

     Balances, December 31, 2008  $    72     112,462     $   488     523,430
     Change in accounting policy
      related to goodwill and
      intangible assets                 -           -           -           -
     -------------------------------------------------------------------------

     As restated,
      January 1, 2009                  72     112,462         488     523,430
     Net income for the period          -           -           -           -
     Shares issued on exercise
      of stock options                  -           -           5         173
     Dividends declared                 -           -           -           -
     Repurchase of Class B
      Non-Voting shares                 -           -         (28)    (30,341)
     Other comprehensive income         -           -           -           -
     -------------------------------------------------------------------------
     Balances,
      September 30, 2009          $    72     112,462     $   465     493,262
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                                      Accumulated
                                                            other       Total
                                                           compre-      share-
                              Contributed    Retained     hensive     holders'
                                  surplus    earnings      income      equity
     -------------------------------------------------------------------------
                                            (Restated)              (Restated)

     Balances, December 31, 2008  $ 3,560     $   702     $   (95)    $ 4,727
     Change in accounting policy
      related to goodwill and
      intangible assets                 -         (11)          -         (11)
     -------------------------------------------------------------------------

     As restated,
      January 1, 2009               3,560         691         (95)      4,716
     Net income for the period          -       1,168           -       1,168
     Shares issued on exercise
      of stock options                  -           -           -           5
     Dividends declared                 -        (545)          -        (545)
     Repurchase of Class B
      Non-Voting shares              (857)        (32)          -        (917)
     Other comprehensive income         -           -         103         103
     -------------------------------------------------------------------------
     Balances,
      September 30, 2009          $ 2,703     $ 1,282     $     8     $ 4,530
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Nine months ended September 30, 2008

     -------------------------------------------------------------------------
                                     Class A Voting        Class B Non-Voting
                                         shares                  shares
                                  --------------------    --------------------
                                               Number                  Number
                                   Amount   of shares      Amount   of shares
     -------------------------------------------------------------------------
                                                (000s)                  (000s)

     Balances, January 1, 2008    $    72     112,462     $   471     527,005
     Change in accounting policy
      related to goodwill and
      intangible assets                 -           -           -           -
     -------------------------------------------------------------------------

     As restated,
      January 1, 2008                  72     112,462         471     527,005
     Net income for the period          -           -           -           -
     Shares issued on exercise
      of stock options                  -           -          12         275
     Dividends declared                 -           -           -           -
     Repurchase of Class B
      Non-Voting shares                 -           -          (4)     (4,077)
     Other comprehensive income         -           -           -           -
     -------------------------------------------------------------------------
     Balances,
      September 30, 2008          $    72     112,462     $   479     523,203
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                                      Accumulated
                                                            other       Total
                                                           compre-      share-
                              Contributed    Retained     hensive     holders'
                                  surplus    earnings      income      equity
     -------------------------------------------------------------------------
                                            (Restated)              (Restated)

     Balances, January 1, 2008    $ 3,689     $   342     $    50     $ 4,624
     Change in accounting policy
      related to goodwill and
      intangible assets                 -         (11)          -         (11)
     -------------------------------------------------------------------------

     As restated,
      January 1, 2008               3,689         331          50       4,613
     Net income for the period          -       1,140           -       1,140
     Shares issued on exercise
      of stock options                  -           -           -          12
     Dividends declared                 -        (478)          -        (478)
     Repurchase of Class B
      Non-Voting shares              (129)         (4)          -        (137)
     Other comprehensive income         -           -          15          15
     -------------------------------------------------------------------------
     Balances,
      September 30, 2008          $ 3,560     $   989     $    65     $ 5,165
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Rogers Communications Inc.
     Unaudited Interim Consolidated Statements of Comprehensive Income
     (In millions of dollars)

     -------------------------------------------------------------------------
                                      Three months ended    Nine months ended
                                         September 30,         September 30,
                                        2009       2008       2009       2008
     -------------------------------------------------------------------------

     Net income for the period      $    485   $    495   $  1,168   $  1,140

     Other comprehensive income
      (loss):
       Change in fair value of
        available-for-sale
        investments:
         Increase (decrease) in
          fair value                      26         19        (25)       (86)
       -----------------------------------------------------------------------

       Cash flow hedging derivative
        instruments:
         Change in fair value of
          derivative instruments        (477)       300       (710)       292
         Reclassification to net
          income of foreign
          exchange gain (loss)           469       (222)       791       (350)
         Reclassification to net
          income of accrued interest      22         30         39        100
         ---------------------------------------------------------------------
                                          14        108        120         42
       -----------------------------------------------------------------------

       Other comprehensive income
        (loss) before income taxes        40        127         95        (44)
       Related income taxes               10         33          8         59
       -----------------------------------------------------------------------
                                          50        160        103         15

     -------------------------------------------------------------------------
     Total comprehensive income     $    535   $    655   $  1,271   $  1,155
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Rogers Communications Inc.
     Unaudited Interim Consolidated Statements of Cash Flows
     (In millions of dollars)

     -------------------------------------------------------------------------
                                      Three months ended    Nine months ended
                                         September 30,         September 30,
                                        2009       2008       2009       2008
     -------------------------------------------------------------------------

     Cash provided by (used in):

     Operating activities:
       Net income for the period    $    485   $    495   $  1,168   $  1,140
       Adjustments to reconcile
        net income for the period
        to cash flows from
        operating activities:
         Depreciation and
          amortization                   416        429      1,306      1,289
         Program rights and Rogers
          Retail rental amortization      42         31        119        103
         Future income taxes              17         13        303        335
         Unrealized foreign
          exchange loss (gain)           (67)        12       (114)        12
         Change in the value of
          derivative instruments          27        (20)        28        (21)
         Pension contributions,
          net of expense                 (73)        (4)       (92)       (13)
         Stock-based compensation
          expense (recovery)               6        (62)       (62)      (125)
         Amortization of fair
          value increment on
          long-term debt                  (1)        (1)        (4)        (4)
         Other                             5          -          5        (11)
       -----------------------------------------------------------------------
                                         857        893      2,657      2,705
       Change in non-cash operating
        working capital items            362         (7)       126       (251)
       -----------------------------------------------------------------------
                                       1,219        886      2,783      2,454
     -------------------------------------------------------------------------

     Investing activities:
       Additions to property, plant
        and equipment ("PP&E")          (491)      (436)    (1,284)    (1,238)
       Change in non-cash working
        capital items related to PP&E     32        (53)       (91)      (107)
       Acquisition of spectrum
        licences                         (25)    (1,008)       (40)    (1,008)
       Acquisitions, net of cash and
        cash equivalents acquired         (5)       (44)       (16)      (191)
       Additions to program rights       (39)       (17)      (131)       (95)
       Other                              (1)        (7)        (6)         -
       -----------------------------------------------------------------------
                                        (529)    (1,565)    (1,568)    (2,639)
     -------------------------------------------------------------------------

     Financing activities:
       Issuance of long-term debt          -      3,019      1,825      3,799
       Repayment of long-term debt        (1)    (1,700)    (1,411)    (2,680)
       Payment on re-couponing of
        cross-currency interest rate
        exchange agreements                -       (375)         -       (375)
       Repurchase of Class B
        Non-Voting shares               (408)       (97)      (917)      (137)
       Issuance of capital stock on
        exercise of stock options          2          -          2          2
       Dividends paid                   (184)      (160)      (527)      (400)
       -----------------------------------------------------------------------
                                        (591)       687     (1,028)       209
     -------------------------------------------------------------------------

     Increase in cash and cash
      equivalents                         99          8        187         24

     Cash and cash equivalents
      (deficiency), beginning
      of period                           69        (45)       (19)       (61)

     -------------------------------------------------------------------------
     Cash and cash equivalents
      (deficiency), end of period   $    168   $    (37)  $    168   $    (37)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Supplemental cash flow
      information:
       Income taxes paid            $      1   $      1   $      1   $      1
       Interest paid                     147         97        454        370

     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The change in non-cash
      operating working capital
      items is as follows:
       Decrease (increase) in
        accounts receivable         $    (57)  $   (134)  $    165   $    (74)
       Decrease (increase) in
        other assets                      27         45         16        (71)
       Increase (decrease) in
        accounts payable and
        accrued liabilities              407        103        (80)      (105)
       Increase (decrease) in
        unearned revenue                 (15)       (21)        25         (1)
     -------------------------------------------------------------------------
                                    $    362   $     (7)  $    126   $   (251)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Cash and cash equivalents (deficiency) is defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.
     The preceding MD&A and financial statements should be read in conjunction with the third quarter 2009 Notes to the Unaudited Interim Consolidated
Financial Statements that can be found at www.rogers.com and on SEDAR at
www.sedar.com or on EDGAR at www.sec.gov.

     Caution Regarding Forward-Looking Statements, Risks and Assumptions

     This MD&A includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this MD&A. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions that we believe to be reasonable at the time including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability.
     Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.
     We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertainty and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee.
Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.
     Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties"
and "Government Regulation and Regulatory Developments", and also the sections entitled "Risks and Uncertainties Affecting our Businesses" and "Government
Regulation and Regulatory Developments" in our 2008 Annual MD&A.

     Additional Information

     Additional information relating to our company and business, including our 2008 Annual MD&A and 2008 Annual Information Form, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

     About the Company

     We are a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Rogers
Wireless, Canada's largest wireless provider and the operator of the country's only national GSM and HSPA based network. Through Rogers Cable we are one of
Canada's largest providers of cable television services as well as high-speed
Internet access, telephony services and video retailing. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.a and RCI.b) and on the New
York Stock Exchange (NYSE: RCI).
     For further information about the Rogers group of companies, please visit
www.rogers.com.

     Quarterly Investment Community Conference Call

     As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 8:30 a.m. ET today,
October 27, 2009. A rebroadcast of this call will be available on the Webcast
Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the conference call.

     %CIK: 0000733099

     /For further information: Investment Community Contacts: Bruce M. Mann,
(416) 935-3532, bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com; Media Contacts: Wireless and Cable: Terrie
Tweddle, (416) 935-4727, terrie.tweddle(at)rci.rogers.com; Media and Regulatory:
Jan Innes, (416) 935-3525, jan.innes(at)rci.rogers.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.; Rogers Wireless; Rogers Cable Inc.; Rogers
     Media Inc.

CNW 08:41e 27-OCT-09